Filed Pursuant to Rule 424B5

Registration No. 333-70463

Prospectus Supplement to Prospectus dated March 8, 2004.

3,400,000 Shares

Glenborough Realty Trust Incorporated

Common Stock

Our common stock is listed on the New York Stock Exchange under the symbol “GLB.” The last reported sale price of our common stock on March 8, 2004 was $21.98 per share.

To preserve our status as a real estate investment trust for federal income tax purposes, we impose certain restrictions on ownership of our common stock and preferred stock. See “Description of Common Stock—Restrictions on Ownership and Transfer of Common Stock” beginning on page 18 of the accompanying prospectus.

See “ Risk Factors” beginning on page 4 of the accompanying prospectus to read about factors you should consider before buying our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial price to public	$21.20	$72,080,000
Underwriting discount (1)	$0.30	$1,020,000
Proceeds, before expenses, to us	$20.90	$71,060,000

(1)	In addition, Goldman, Sachs & Co. may receive from purchasers of the common stock normal brokerage commissions in amounts agreed upon with such purchasers.

To the extent that Goldman, Sachs & Co. sells more than 3,400,000 shares of common stock, Goldman, Sachs & Co. has the option to purchase up to an additional 510,000 shares from us at the initial price to public less the underwriting discount.

Goldman, Sachs & Co. expects to deliver the common stock against payment in New York, New York on March 11, 2004.

Goldman, Sachs & Co.

Prospectus Supplement dated March 8, 2004.

ABOUT THIS PROSPECTUS SUPPLEMENT

In this prospectus supplement, references to the “Company,” “we,” “us” and “our” are to Glenborough Realty Trust Incorporated, a Maryland real estate investment trust, and its consolidated subsidiaries, including, among others, Glenborough Properties, L.P. (the “Operating Partnership”), through which Glenborough Realty Trust Incorporated conducts substantially all of its operations and owns substantially all of its assets, or, as the context may require, Glenborough Realty Trust Incorporated only.

This prospectus supplement contains the terms of this offering. A description of our common stock and preferred stock is incorporated by reference in the accompanying prospectus. This prospectus supplement, or the information incorporated by reference, may add, update or change information in the accompanying prospectus. If information in this prospectus supplement, or the information incorporated by reference, is inconsistent with the accompanying prospectus, this prospectus supplement, or the information incorporated by reference, will apply and will supersede that information in the accompanying prospectus.

It is important for you to read and consider all information contained in this prospectus supplement, the accompanying prospectus and the information incorporated by reference in making your investment decision. You should also read and consider the information in the documents to which we have referred you in “Where You Can Find More Information” in the accompanying prospectus.

THE COMPANY

Glenborough Realty Trust Incorporated is a self-administered and self-managed real estate investment trust, or REIT, with a portfolio of 65 primarily office properties, including four operating joint ventures, as of December 31, 2003 in selected markets throughout the country. We refer to these properties and joint ventures as our Properties. We focus on owning and managing high-quality, multi-tenant office properties with strong demand attributes located in supply constrained locations within large diverse markets. Our portfolio encompasses approximately 11 million square feet with concentrations in the following markets: Washington D.C., Boston, Southern California, Northern New Jersey and San Francisco.

We were incorporated in the State of Maryland on August 26, 1994. On December 31, 1995, we completed a consolidation in which Glenborough Corporation, a California corporation, and eight public limited partnerships (the “GRT Predecessor Entities”) merged with and into us. We elected to qualify as a REIT under the Internal Revenue Code of 1986, as amended, commencing with our taxable year ended December 31, 1996. Our Common Stock and Preferred Stock are listed on the New York Stock Exchange, or NYSE, under the trading symbols “GLB” and “GLB Pr A.” Our Common Stock is included in the S&P SmallCap 600 Index and we are a member of the National Association of Real Estate Investment Trusts (NAREIT).

Our executive offices are located at 400 South El Camino Real, Suite 1100, San Mateo, California 94402-1708 and the telephone number is (650) 343-9300. Additional information about us is available on our website at www.glenborough.com. The information on our website is not, and you must not consider the information to be, a part of this prospectus supplement.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of our common stock offered by this prospectus supplement will be approximately $70.8 million, or approximately $81.5 million if Goldman, Sachs & Co. exercises its option in full, after deducting the underwriting discount and other estimated offering expenses. We intend to use the net proceeds to redeem a portion of the outstanding shares of our 7¾% Series A Convertible Preferred Stock, and in the interim period prior to the redemption, repay a portion of the amounts outstanding under our $180 million unsecured credit facility.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

This section supplements the discussion under the caption “Federal Income Tax Consequences” in the accompanying prospectus. The following discussion describes the material U.S. federal income tax considerations relating to the ownership and disposition of our common stock. Because this is a summary that is intended to address only U.S. federal income tax consequences generally relevant to all stockholders relating to the ownership and disposition of common stock, it may not contain all the information that may be important to prospective investors. This discussion does not address any aspects of U.S. federal income taxation relating to the Company’s election to be taxed as a real estate investment trust, or REIT. A summary of certain U.S. federal income tax considerations relating to the Company’s election to be taxed as REIT is provided in the accompanying prospectus.

The Company urges prospective investors to consult their own tax advisors regarding the specific tax consequences to them of the acquisition, ownership, and disposition of common stock and of the Company’s election to be taxed as a REIT. Specifically, prospective investors should consult their own tax advisors regarding the U.S. federal, state, local, foreign, and other tax consequences of such acquisition, ownership, disposition, and election, and regarding potential changes in applicable tax laws.

Tax Consequences of an Investment in Common Stock

The following summary describes the material U.S. federal income tax consequences relating to the purchase, ownership, and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with common stock held as a capital asset and does not deal with special situations, such as those of dealers in securities or currencies, tax-exempt organizations, individual retirement accounts and other tax deferred accounts, financial institutions, life insurance companies, or persons holding common stock as part of a hedging or conversion transaction or a straddle. Furthermore, the discussion below is based upon the Internal Revenue Code, the regulations promulgated by the U.S. Treasury Department, rulings and other administrative pronouncements issued by the Internal Revenue Service, and judicial decisions, all as of the date hereof. Such authorities may be repealed, revoked, or modified, potentially retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. In addition, except as otherwise indicated, the following summary does not consider the effect of any applicable foreign, state, local, or other tax laws or estate or gift tax considerations.

If an entity treated as a partnership for U.S. federal income tax purposes holds common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If the investor is a partner of a partnership holding common stock, the investor should consult his or her tax advisor regarding the tax consequences of the ownership and disposition of common stock.

As used herein, a “U.S. holder” of common stock means a beneficial holder that for U.S. federal income tax purposes is:

•	a citizen or resident of the United States,

•	a corporation or other entity treated as a corporation for U.S. federal income tax purposes that is created or organized in or under the laws of the United States or any political subdivision thereof,

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

•	a trust generally if (a) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) it has a valid election in place to be treated as a U.S. person.

Taxation of Taxable U.S. Holders

In General.    As long as the Company qualifies as a REIT, distributions made to its taxable U.S. holders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by such U.S. holders as ordinary income. U.S. holders that are corporations will not be entitled to a dividends received deduction. See “New Legislation” below for a discussion of the application of new preferential tax rates to certain dividends paid by the Company to a noncorporate U.S. holder.

To the extent the Company makes distributions in excess of current and accumulated earnings and profits, these distributions are treated first as a tax-free return of capital to the U.S. holder, reducing the tax basis of a U.S. holder’s common stock by the amount of such distribution (but not below zero), with distributions in excess of the U.S. holder’s tax basis treated as proceeds from a sale of common stock, the tax treatment of which is described below. Distributions will generally be taxable, if at all, in the year of the distribution. However, any dividend declared by the Company in October, November or December of any year and payable to a U.S. holder who held common stock on a specified record date in any such month shall be treated as both paid by the Company and received by the U.S. holder on December 31 of such year, provided that the dividend is actually paid by the Company during January of the following calendar year.

In general, distributions which are designated by the Company as capital gain dividends will be taxable to U.S. holders as gain from the sale of assets held for greater than one year, or “long-term capital gain.” That treatment will apply regardless of the period for which a U.S. holder has held the common stock upon which the capital gain dividend is paid. However, corporate U.S. holders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Noncorporate taxpayers are generally taxable at a maximum rate of 15% on long-term capital gain attributable to sales or exchanges occurring on or after May 6, 2003. However, a portion of any capital gain dividends received by noncorporate taxpayers might be subject to tax at a 25% rate to the extent attributable to gains realized on the sale of real property that correspond to the Company’s “unrecaptured Section 1250 gain.”

The Company may elect to retain, rather than distribute as a capital gain dividend, its net long-term capital gains. In such event, the Company would pay tax on such retained net long-term capital gains. In addition, to the extent designated by the Company, a U.S. holder generally would (1) include his or her proportionate share of such undistributed long-term capital gains in computing his or her long-term capital gains for his or her taxable year in which the last day of the Company’s taxable year falls (subject to certain limitations as to the amount so includable), (2) be deemed to have paid the capital gains tax imposed on the Company on the designated amounts included in such U.S. holder’s long-term capital gains, (3) receive a credit or refund for such amount of tax deemed paid by the U.S. holder, (4) increase the adjusted basis of his or her common stock by the difference between the amount of such includable gains and the tax deemed to have been paid by the U.S. holder, and (5) in the case of a U.S. holder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury Regulations (which have not yet been issued).

Distributions made by the Company and gain arising from the sale or exchange by a U.S. holder of common stock will not be treated as passive activity income, and as a result, U.S. holders generally will not be able to apply any “passive losses” against this income or gain. U.S. holders may not include in their individual income tax returns any of the Company’s net operating losses or capital losses. Distributions made by the Company, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation.

Disposition of Stock.    Upon any taxable sale or other disposition of common stock, a U.S. holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between (1) the amount of cash and the fair market value of any property received on the sale or other disposition and (2) the U.S. holder’s adjusted basis in the common stock for tax purposes. In general, a U.S. holder’s tax basis will equal the U.S. holder’s acquisition cost, increased by the excess of net capital gains deemed distributed to the U.S. holder (discussed above) less tax deemed paid on it and reduced by returns of capital.

This gain or loss will be a capital gain or loss, and any gain will be long-term capital gain if the common stock has been held for more than one year at the time of the disposition. Noncorporate U.S. holders are generally taxable at a maximum rate of 15% on long-term capital gain. The Internal Revenue Service has the authority to prescribe, but has not yet prescribed, regulations that would apply a capital gain tax rate of 25% (which is generally higher than the long-term capital gain tax rates for noncorporate U.S. holders) to a portion of capital gain realized by a noncorporate U.S. holder on the sale of REIT stock that would correspond to the REIT’s “unrecaptured Section 1250 gain.” U.S. holders are urged to consult with their own tax advisors with respect to their capital gain tax liability. A corporate U.S. holder will be subject to tax at a maximum rate of 35% on capital gain from the sale of common stock regardless of its holding period for the stock. Long-term capital losses recognized by a U.S. holder upon the disposition of common stock are generally available only to offset capital gain income of the U.S. holder but not ordinary income (except in the case of individuals, who may offset up to $3,000 of ordinary income each year). All or a portion of any loss realized upon a taxable disposition of common stock will be disallowed if other substantially identical shares are purchased within 30 days before or after the disposition. In such a case, the basis of the newly purchased shares will be adjusted to reflect the disallowed loss.

In general, any loss upon a sale or exchange of common stock by a U.S. holder who has held such stock for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss, to the extent of distributions (actually made or deemed made in accordance with the discussion above) from the Company required to be treated by such U.S. holder as long-term capital gain.

Information Reporting and Backup Withholding.    Payments of dividends on common stock and proceeds received upon the sale, redemption or other disposition of such stock may be subject to Internal Revenue Service information reporting and backup withholding tax. Payments to certain U.S. holders (including, among others, corporations and certain tax-exempt organizations) are generally not subject to information reporting or backup withholding. Payments to a non-corporate U.S. holder generally will be subject to information reporting. Such payments also generally will be subject to backup withholding tax if such holder:

•	fails to furnish its taxpayer identification number, which for an individual is ordinarily his or her social security number,

•	furnishes an incorrect taxpayer identification number,

•	is notified by the Internal Revenue Service that it has failed to properly report payments of interest or dividends, or

•	fails to certify, under penalties of perjury, that it has furnished a correct taxpayer identification number and that the Internal Revenue Service has not notified the U.S. holder that it is subject to backup withholding.

A U.S. holder that does not provide the Company with its correct taxpayer identification number may also be subject to penalties imposed by the Internal Revenue Service. Any amount paid as backup withholding will be creditable against the U.S. holder’s U.S. federal income tax liability, if any, and otherwise will be refundable, provided that the requisite procedures are followed.

Investors should consult their tax advisors regarding their qualification for an exemption from backup withholding and information reporting and the procedures for obtaining such an exemption, if applicable.

Taxation of Tax-Exempt U.S. Holders

Based upon a published ruling by the Internal Revenue Service, a distribution by the Company to, and gain upon a disposition of common stock by, a U.S. holder that is a tax-exempt entity will not constitute “unrelated business taxable income,” or “UBTI,” provided that the tax-exempt entity has not financed the acquisition of its common stock with “acquisition indebtedness” within the meaning of the Internal Revenue Code and the stock is not otherwise used in an unrelated trade or business of the tax-exempt entity. However, for tax-exempt U.S. holders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from U.S. federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Internal Revenue Code, respectively, income from an investment in the Company will constitute UBTI unless the organization properly sets aside or reserves such amounts for purposes specified in the Internal Revenue Code. These tax-exempt U.S. holders should consult their own tax advisers concerning these “set aside” and reserve requirements.

Notwithstanding the preceding paragraph, however, a portion of the dividends paid by the Company may be treated as UBTI to certain domestic private pension trusts if the Company is treated as a “pension-held REIT.” The Company believes that it is not, and it does not expect to become, a “pension-held REIT.” If the Company were to become a pension-held REIT, these rules generally would only apply to certain pension trusts that held more than 10% of its stock.

Taxation of Non-U.S. Holders

The following is a discussion of certain anticipated U.S. federal income tax consequences of the ownership and disposition of common stock applicable to non-U.S. holders of such stock. A “non-U.S. holder” is any person that is not a U.S. holder. The discussion is based on current law and is for general information only. The discussion addresses only certain and not all aspects of U.S. federal income taxation. Special rules may apply to certain non-U.S. holders such as “controlled foreign corporations,” “passive foreign investment companies” and “foreign personal holding companies.” Such entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

Distributions from the Company.

1.    Ordinary Dividends.    The portion of dividends received by non-U.S. holders payable out of the Company’s current and accumulated earnings and profits which are not attributable to capital gains and which are not effectively connected with a U.S. trade or business of the non-U.S. holder will be subject to U.S. withholding tax at the rate of 30% (unless reduced or eliminated by treaty). In general, non-U.S. holders will not be considered engaged in a U.S. trade or business solely as a result of their ownership of common stock. In cases where the dividend income from a non-U.S. holder’s investment in common stock is effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business (or, if an income tax treaty applies, is attributable to a U.S. permanent establishment of the non-U.S. holder), the non-U.S. holder generally will be subject to U.S. tax at graduated rates, in the same manner as U.S. holders are taxed with respect to such dividends (and may also be subject to the 30% branch profits tax in the case of a corporate non-U.S. holder).

2.    Non-Dividend Distributions.    Unless the common stock constitutes a USRPI (as defined below), distributions by the Company which are not paid out of its current and accumulated earnings and profits generally will not be subject to U.S. income or withholding tax. If it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of the Company’s current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. As discussed further below, the Company therefore expects to withhold U.S. income tax from all distributions of ordinary income, except in the case of a non-U.S. holder who provides the

Company with one of the certifications described in the following paragraph. However, the non-U.S. holder may seek a refund of such amounts from the Internal Revenue Service if it is subsequently determined that such distribution was, in fact, in excess of the Company’s current and accumulated earnings and profits. If the common stock constitutes a USRPI and certain other conditions applied, a distribution in excess of current and accumulated earnings and profits will be subject to 10% withholding tax and may be subject to additional taxation under FIRPTA (as defined below). However, the 10% withholding tax will not apply to distributions already subject to the 30% dividend withholding.

The Company expects to withhold U.S. income tax at the rate of 30% on the gross amount of any distributions of ordinary income made to a non-U.S. holder unless (1) a lower treaty rate applies and proper certification is provided or (2) the non-U.S. holder files an Internal Revenue Service Form W-8ECI with the Company claiming that the distribution is effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business (or, if an income tax treaty applies, is attributable to a U.S. permanent establishment of the non-U.S. holder). However, the non-U.S. holder may seek a refund of such amounts from the Internal Revenue Service if it is subsequently determined that such distribution was, in fact, in excess of the Company’s current and accumulated earnings and profits.

3.    Capital Gain Dividends.    Under the Foreign Investment in Real Property Tax Act of 1980, or FIRPTA, a distribution made by the Company to a non-U.S. holder, to the extent attributable to gains (“USRPI Capital Gains”) from dispositions of United States Real Property Interests, or USRPIs, will be considered effectively connected with a U.S. trade or business of the non-U.S. holder and therefore will be subject to U.S. income tax at the rates applicable to U.S. holders, without regard to whether such distribution is designated as a capital gain dividend. (The properties owned by the Operating Partnership generally are USRPIs.) Distributions subject to FIRPTA may also be subject to a 30% branch profits tax in the hands of a corporate non-U.S. holder that is not entitled to treaty exemption.

Distributions attributable to the Company’s capital gains which are not USRPI Capital Gains generally will not be subject to income taxation, unless (1) investment in the common stock is effectively connected with the non-U.S. holder’s U.S. trade or business (or, if an income tax treaty applies, is attributable to a U.S. permanent establishment of the non-U.S. holder), in which case the non-U.S. holder will be subject to the same treatment as U.S. holders with respect to such gain (except that a corporate non-U.S. holder may also be subject to the 30% branch profits tax), or (2) the non-U.S. holder is a non-resident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are present, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s capital gains.

The Company will be required to withhold and remit to the Internal Revenue Service 35% of any distributions to non-U.S. holders that are designated as capital gain dividends, or, if greater, 35% of a distribution that could have been designated as a capital gain dividend. Distributions can be designated as capital gains to the extent of the Company’s net capital gain for the taxable year of the distribution. The amount withheld is creditable against the non-U.S. holder’s U.S. federal income tax liability.

Disposition of Stock.    Unless the common stock constitutes a USRPI, a sale of such stock by a non-U.S. holder generally will not be subject to U.S. taxation unless (1) the investment in the common stock is effectively connected with the non-U.S. holder’s U.S. trade or business (or, if an income tax treaty applies, is attributable to a U.S. permanent establishment of the non-U.S. holder), or (2) the non-U.S. holder is a non-resident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are present.

The common stock will not constitute a USRPI if the Company is a “domestically controlled REIT.” A domestically controlled REIT is a REIT in which, at all times during a specified testing period, less than 50% in value of its outstanding shares is held directly or indirectly by non-U.S. holders. The

Company believes that it is, and it expects to continue to be, a domestically controlled REIT, and therefore that the sale of common stock will not be subject to taxation under FIRPTA. Because common stock will be publicly traded, however, no assurance can be given that it will continue to be a domestically controlled REIT.

Even if the Company does not constitute a domestically controlled REIT, a non-U.S. holder’s sale of common stock generally will not be subject to tax under FIRPTA as a sale of a USRPI provided that (1) the common stock is considered to be “regularly traded” (as defined by applicable Treasury Regulations) on an established securities market and (2) the selling non-U.S. holder held (taking into account constructive ownership rules) 5% or less of the Company’s outstanding stock at all times during a specified testing period.

If gain on the sale of common stock were subject to taxation under FIRPTA, the non-U.S. holder would be subject to the same treatment as a U.S. holder with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). In addition, the purchaser of the common stock could be required to withhold 10% of the purchase price and remit such amount to the Internal Revenue Service.

Information Reporting and Backup Withholding.    Backup withholding will apply to dividend payments made to a non-U.S. holder of common stock unless the holder has certified that it is not a U.S. holder and the payor has no actual knowledge that the owner is not a non-U.S. holder. Information reporting generally will apply with respect to dividend payments even if certification is provided.

Payment of the proceeds from a disposition of common stock by a non-U.S. holder made to or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless the holder or beneficial owner certifies that it is not a U.S. holder or otherwise establishes an exemption. Generally, Internal Revenue Service information reporting and backup withholding will not apply to a payment of disposition proceeds if the payment is made outside the United States through a foreign office of a foreign broker-dealer. If the proceeds from a disposition of common stock are paid to or through a foreign office of a U.S. broker-dealer or a non-U.S. office of a foreign broker-dealer that is (i) a “controlled foreign corporation” for U.S. federal income tax purposes, (ii) a person 50% or more of whose gross income from all sources for a specified three-year period was effectively connected with a U.S. trade or business, (iii) a foreign partnership with one or more partners who are U.S. persons and who in the aggregate hold more than 50% of the income or capital interest in the partnership, or (iv) a foreign partnership engaged in the conduct of a trade or business in the United States, then backup withholding and information reporting generally will apply unless the non-U.S. holder satisfies certification requirements regarding its status as a non-U.S. holder and the broker-dealer has no actual knowledge that the owner is not a non-U.S. holder.

A non-U.S. holder should consult its tax advisor regarding application of withholding and backup withholding in its particular circumstance and the availability of and procedure for obtaining an exemption from withholding and backup withholding under current Treasury Regulations.

Other Tax Considerations

New Legislation.    Legislation was recently enacted that, in the case of U.S. noncorporate taxpayers, generally reduces the maximum long-term capital gains tax rate from 20% to 15% (for sales or exchanges on or after May 6, 2003, through taxable years beginning before January 1, 2009) and reduces the maximum tax rate on most dividends from 38.6% to 15% (for taxable years beginning after December 31, 2002 and before January 1, 2009). The recent legislation also reduces the maximum tax rate imposed on noncorporate taxpayers’ ordinary income from 38.6% to 35%.

In general, dividends paid by REITs are not eligible for the new 15% tax rate on dividends. However, the 15% tax rate for long-term capital gains and dividends will generally apply to:

•	long-term capital gains, if any, recognized on the disposition of common stock;

•	the Company’s distributions designated as long-term capital gain dividends attributable to sales or exchanges on or after May 6, 2003 (except to the extent attributable to “unrecaptured Section 1250 gain,” which continues to be subject to a 25% tax rate);

•	the Company’s dividends attributable to dividends received by the Company after December 31, 2002 from taxable corporations (such as its taxable REIT subsidiary); and

•	the Company’s dividends to the extent attributable to income that was subject to tax at the REIT level (for example, if the Company distributed less than 100% of its taxable income).

Although the new legislation does not adversely affect the taxation of REITs or dividends paid by REITs, the more favorable treatment of regular corporate dividends could cause investors other than corporations to consider stocks of other dividend-paying corporations to be more attractive relative to stocks of REITs. It is not possible to predict whether this change in perceived relative value will occur, or what the effect will be on the market price of common stock.

Dividend Reinvestment Program. Stockholders participating in the Company’s dividend reinvestment program are treated as having received the gross amount of any cash distributions which would have been paid by the Company to such stockholders had they not elected to participate in the program. These distributions will retain the character and tax effect applicable to distributions from the Company generally. Participants in the dividend reinvestment program are subject to U.S. federal income and withholding tax on the amount of the deemed distributions to the extent that such distributions represent dividends or gains, even though they receive no cash. Shares of common stock received under the program will have a holding period beginning with the day after purchase, and a tax basis equal to their cost (which is the gross amount of the distribution).

Possible Legislative or Other Actions Affecting Tax Considerations.    Prospective investors should recognize that the present U.S. federal income tax treatment of an investment in the Company may be modified by legislative, judicial or administrative action at any time, and that any such action may affect investments and commitments previously made. The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the U.S. Treasury Department, resulting in revisions of regulations and revised interpretations of established concepts as well as statutory changes. Revisions in U.S. federal tax laws and interpretations thereof could adversely affect the tax consequences of an investment in the Company.

In particular, legislation recently was introduced in the United States House of Representatives and Senate that would amend certain rules relating to REITs. Among other changes, the proposed legislation would provide the Internal Revenue Service with the ability to impose monetary penalties, rather than a loss of REIT status, for reasonable cause violations of certain tests relating to REIT qualification. The proposed legislation also would change the formula for calculating the tax imposed for certain violations of the 75% and 95% gross income tests described in the prospectus under “Federal Income Tax Consequences — Gross Income Tests.” In general, the changes would apply to taxable years beginning after the date the legislation is enacted. As of the date of this prospectus supplement, it is not possible to predict whether the proposed legislation will be enacted in its current form or at all.

FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE

We have made statements in this prospectus supplement, in the accompanying prospectus and in the documents that are incorporated by reference in the prospectus that constitute “forward-looking statements,” as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements are subject to risks and uncertainties. Forward-looking statements include information relating to acquisitions and other business and development activities, future capital expenditures, financing sources and availability, and the effects of regulation (including environmental regulation) and competition. These forward-looking statements generally are accompanied by words such as “believes,” “anticipates,” “expects,” “estimates,” “should,” “seeks,” “intends,” “planned,” “outlook” and “goal” or similar expressions. You should understand that forward-looking statements are not guaranties and that there are inherent difficulties in predicting future results. Actual results could differ materially from those expressed or implied in the forward-looking statements.

All forward-looking statements included in this document are based on information available to us on the date hereof. It is important to note that our actual results could differ materially from those stated or implied in such forward-looking statements. The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

•	market fluctuations in rental rates and occupancy;

•	defaults or non-renewal of leases by customers;

•	insufficient cash flow for our debt service requirements;

•	interpretations of lease provisions regarding recovery of expenses differing from ours prevail;

•	increased interest rates and operating costs;

•	our failure to obtain necessary outside financing;

•	difficulties in identifying properties to acquire and in effecting acquisitions;

•	our failure to successfully integrate acquired properties and operations;

•	potential environmental liabilities;

•	reduced demand for office space;

•	availability and creditworthiness of prospective tenants;

•	competition with other companies;

•	continuing threat of terrorist attacks;

•	the unpredictability of both the frequency and final outcome of litigation;

•	the unpredictability of changes in accounting rules;

•	failure of market conditions and occupancy levels to improve in certain geographic areas;

•	unanticipated difficulties with joint venture partners;

•	compliance with complex regulations governing REIT qualification; and

•	risks and uncertainties affecting property development and construction (including construction delays, cost overruns, our inability to obtain necessary permits and public opposition to these activities).

The forward-looking statements in this prospectus supplement are subject to additional risks and uncertainties further discussed under “Risk Factors” in the accompanying prospectus. We assume no obligation to update any forward-looking statement or statements.

UNDERWRITING

The Company and Goldman, Sachs & Co. have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, Goldman, Sachs & Co. has agreed to purchase all of the shares of common stock offered hereby.

If Goldman, Sachs & Co. sells more than 3,400,000 shares, Goldman, Sachs & Co. has an option to buy up to an additional 510,000 shares from the Company to cover such sales. Goldman, Sachs & Co. may exercise that option for 30 days.

The following table shows the per share and total underwriting discounts and commissions to be paid to Goldman, Sachs & Co. by the Company. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 510,000 additional shares.

Paid by the Company

	No Exercise	Full Exercise
Per Share	$0.30	$0.30
Total	$1,020,000	$1,173,000

The Company has agreed with Goldman, Sachs & Co. not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement, except with the prior written consent of Goldman, Sachs & Co. This agreement does not apply to any existing employee benefit plans.

The directors and executive officers of the Company have agreed with Goldman, Sachs & Co. not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus supplement continuing through the date 60 days after the date of this prospectus supplement, except with the prior written consent of Goldman, Sachs & Co., subject to certain limited exceptions.

In connection with the offering, Goldman, Sachs & Co. may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by Goldman, Sachs & Co. of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the Company in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, Goldman, Sachs & Co. will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. Goldman, Sachs & Co. must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the Company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on NYSE, in the over-the-counter market or otherwise.

Each underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing date of the offering, will not offer or sell shares of the Company’s common stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of any shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares of the Company’s common stock may not be offered or sold, transferred or delivered, as part of their initial distribution or at any time thereafter, directly or indirectly, to any individual or legal entity in the Netherlands other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade, which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly trade or invest in securities.

The shares of the Company’s common stock may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the shares of the Company’s common stock may not be circulated or distributed, nor may such shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of such shares to the public in Singapore.

The underwriter has acknowledged and agreed that the shares of the Company’s common stock have not been registered under the Securities and Exchange Law of Japan and are not being offered or sold and may not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (1) pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan and (ii) in compliance with any other applicable requirements of Japanese law.

The Company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $250,000.

Goldman, Sachs & Co. have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. Goldman, Sachs & Co. may, from time to time, engage in transactions with and perform services for us in the ordinary course of business.

The Company has agreed to indemnify Goldman, Sachs & Co. against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

LEGAL MATTERS

Certain legal matters relating to the common stock will be passed upon for us by Morrison & Foerster LLP, Palo Alto, California and Hogan & Hartson L.L.P. and for Goldman, Sachs & Co. by Clifford Chance US LLP, New York, New York. In addition, the description of the Company’s qualifications and taxation as a REIT under the Internal Revenue Code contained in the accompanying prospectus under the caption “Federal Income Tax Consequences” is based upon the opinion of Morrison & Foerster LLP.

PROSPECTUS

$801,202,500

Glenborough Realty Trust Incorporated

Preferred Stock, Common Stock and Warrants

Glenborough Realty Trust Incorporated may from time to time offer the following securities (the “Offered Securities”) separately or together in one or more series or classes and in amounts, at prices and on terms to be determined at the time of offering and set forth in one or more supplements to this prospectus, with an aggregate public offering price of up to $801,202,500:

•	shares or fractional shares of its preferred stock, par value $0.001;

•	shares of its common stock, par value $0.001 per share; and

•	warrants to purchase shares of preferred stock or common stock.

The specific terms of these securities will be provided in one or more supplements to this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest. The applicable prospectus supplement will also contain information, where applicable, about certain United States Federal Income Tax Consequences relating to, and any listing on a securities exchange of, the securities covered by such prospectus supplement.

The Common Stock of Glenborough Realty Trust Incorporated is listed on the New York Stock Exchange under the symbol “GLB,” and the 7¾% Series A Convertible Preferred Stock (liquidation preference $25.00 per share) of Glenborough Realty Trust Incorporated is listed on the New York Stock Exchange under the symbol “GLB Pr A.”

Investing in securities described in this prospectus and applicable prospectus supplement involves certain risks. See “ Risk Factors” beginning on page 4.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is March 8, 2004.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a “shelf” registration process. Under this shelf process, Glenborough Realty Trust Incorporated (the “Company”) may sell any combination of the common stock, preferred stock, depositary shares and warrants described in this prospectus in one or more offerings up to a total dollar amount of $801,202,500. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and the applicable prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to “we,” “us,” or “our” mean the Company and its subsidiaries, including Glenborough Properties, L.P. (the “Operating Partnership”) and the Company’s consolidated subsidiaries for the periods from and after December 31, 1995 (the date the Company merged with and into Glenborough Corporation (“Old GC”), a California corporation, and eight public limited partnerships (collectively with Old GC, the “GRT Predecessor Entities”)) and the Company’s predecessor partnerships and companies for periods prior to the Consolidation.

WHERE YOU CAN FIND MORE INFORMATION

The Company files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the “Commission”). You may read and copy any document we file with the Commission at the Commission’s public reference rooms at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission’s regional offices at 233 Broadway, New York, New York 10279, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Please call the Commission at (800) SEC-0330 for further information on the public reference rooms. The Commission also maintains a web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the Commission (http://www.sec.gov). You can inspect reports and other information we file at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

We have filed a registration statement of which this prospectus is a part and related exhibits with the Commission under the Securities Act of 1933, as amended (the “Securities Act”). The registration statement contains additional information about us and the securities. You may view the registration statement and exhibits on the Commission’s web site. Also, you may inspect the registration statement and exhibits without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and you may obtain copies from the Commission at prescribed rates.

On our website (www.glenborough.com), we make available, free of charge, our (i) annual report on Form 10-K, (ii) quarterly reports on Form 10-Q, (iii) current reports on Form 8-K, and (iv) all amendments to those reports. Those reports are available on our website the same day they are filed with or furnished to the Securities and Exchange Commission (SEC). All such reports are available on our website via hyperlink with the SEC’s EDGAR system, and reports filed within the prior 12 months are also posted directly on the website in PDF format. The information on our website is not, and you must not consider the information to be, a part of this prospectus supplement.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Company

The Commission allows us to “incorporate by reference” the information we file with the Commission, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus. Any statement contained in a document which is incorporated by reference in this prospectus is automatically updated and superseded if information contained in this prospectus, or information that we later file with the Commission, modifies or replaces this information.

The documents listed below have been filed by the Company under the Exchange Act with the Commission and are incorporated herein by reference:

a.    Our Annual Report on Form 10-K for the year ended December 31, 2003;

b.    Our Proxy Statement for our 2003 Annual Meeting of Stockholders;

c.    The description of our Common Stock contained in our Registration Statement on Form 8-A (File No. 1-14162);

d.    The description of our Preferred Stock contained in our Registration Statement on Form 8-A (File No. 1-14162); and

e.    The description of our Preferred Stock Purchase Rights contained in our Registration Statement on Form 8-A (File No. 1-14162).

To receive a free copy of any of the documents incorporated by reference in this prospectus (other than exhibits, unless they are specifically incorporated by reference in the documents), call or write the director of capital markets, Glenborough Realty Trust Incorporated, 400 South El Camino Real, Suite 1100, San Mateo, California 94402-1708, telephone number (650) 343-9300. We make available on our website, free of charge, certain SEC filings and reports, including our (i) annual report on Form 10-K, (ii) quarterly reports on Form 10-Q, (iii) current reports on Form 8-K, and (iv) all amendments to those reports.

You should rely only on the information incorporated by reference or set forth in this prospectus or the applicable prospectus supplement. We have not authorized anyone else to provide you with different information. We may only use this prospectus to sell securities if it is accompanied by a prospectus supplement. We are only offering these securities in states where the offer is permitted. You should not assume that the information in this prospectus or the applicable prospectus supplement is accurate as of any date other than the dates on the front of these documents.

In addition, we incorporate by reference all documents filed by us with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus.

FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE

We have made statements in this prospectus and in the documents that are incorporated by reference in the prospectus that constitute “forward-looking statements,” as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements are subject to risks and uncertainties. Forward-looking statements include information relating to acquisitions and other business and development activities, future capital expenditures, financing sources and availability, and the effects of regulation (including environmental regulation) and competition. These forward-looking statements generally are accompanied by words such as “believes,” “anticipates,” “expects,” “estimates,” “should,” “seeks,” “intends,” “planned,” “outlook” and “goal” or similar expressions. You should understand that forward-looking statements are not guaranties and that there are inherent difficulties in predicting future results. Actual results could differ materially from those expressed or implied in the forward-looking statements.

All forward-looking statements included in this document are based on information available to us on the date hereof. It is important to note that our actual results could differ materially from those stated or implied in such forward-looking statements. The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

•	market fluctuations in rental rates and occupancy;

•	defaults or non-renewal of leases by customers;

•	insufficient cash flow for our debt service requirements;

•	interpretations of lease provisions regarding recovery of expenses differing from ours prevail;

•	increased interest rates and operating costs;

•	our failure to obtain necessary outside financing;

•	difficulties in identifying properties to acquire and in effecting acquisitions;

•	our failure to successfully integrate acquired properties and operations;

•	potential environmental liabilities;

•	reduced demand for office space;

•	availability and creditworthiness of prospective tenants;

•	competition with other companies;

•	continuing threat of terrorist attacks;

•	the unpredictability of both the frequency and final outcome of litigation;

•	the unpredictability of changes in accounting rules;

•	failure of market conditions and occupancy levels to improve in certain geographic areas;

•	unanticipated difficulties with joint venture partners;

•	compliance with complex regulations governing REIT qualification; and

•	risks and uncertainties affecting property development and construction (including construction delays, cost overruns, our inability to obtain necessary permits and public opposition to these activities).

The forward-looking statements in this prospectus are subject to additional risks and uncertainties further discussed under “Risk Factors” below. We assume no obligation to update any forward-looking statement or statements.

RISK FACTORS

Market Fluctuations in Rental Rates and Occupancy Could Adversely Affect Our Operations

Our portfolio of leases turns over continuously, with the number and value of expiring leases varying from year to year. Our ability to re-lease the space to existing or new tenants at rates equal to or greater than those realized historically is impacted by, among other things, the economic conditions of the market in which a property is located, the availability of competing space (including sublease space offered by tenants who have vacated space in competing buildings prior to the expiration of their lease term), and the level of improvements which may be required at the property. We cannot assure you that the rental rates we obtain in the future will be equal to or greater than those obtained under existing contractual commitments. If we cannot lease all or substantially all of the expiring space at our properties promptly, or if the rental rates are significantly lower than expected, then our results of operations and financial condition could be negatively impacted.

Tenants’ Defaults Could Adversely Affect Our Operations

Our ability to manage our assets is subject to federal bankruptcy laws and state laws that limit creditors’ rights and remedies available to real property owners to collect delinquent rents. If a tenant becomes insolvent or bankrupt, we cannot be sure that we could recover the premises from the tenant promptly or from a trustee or debtor-in-possession in any bankruptcy proceeding relating to that tenant. We also cannot be sure that we would receive rent in the proceeding sufficient to cover our expenses with respect to the premises. If a tenant becomes bankrupt, the federal bankruptcy code will apply, which in some instances may restrict the amount and recoverability of our claims against the tenant. A tenant’s default on its obligations to us could adversely affect our results of operations, financial condition and ability to service debt.

Our Cash Flow May Be Insufficient for Debt Service Requirements

The total aggregate amount of our mortgage loans payable and unsecured line of credit was $739.3 million as of December 31, 2003. We intend to incur indebtedness in the future, including through borrowings under our unsecured bank line of credit, to finance property acquisitions, retirement of debt and stock repurchases. As a result, we expect to be subject to the risks associated with debt financing including the risk that:

•	interest rates may increase;

•	our cash flow may be insufficient to meet required payments on our debt; and

•	we may be unable to refinance or repay the debt as it comes due.

Debt Restrictions May Affect Our Operations and Negatively Affect Our Ability to Repay Indebtedness at Maturity

Our $180 million unsecured bank line of credit contains provisions that restrict the amount of distributions we can make. These provisions provide that distributions may not exceed 90% of funds from operations (as defined in such facility) for any fiscal quarter. If we cannot obtain acceptable financing to repay indebtedness at maturity, we may have to sell properties to repay indebtedness or properties may be foreclosed upon, which could adversely affect our results of operations, financial condition and ability to service debt. Also, as of December 31, 2003, approximately $268 million of our total indebtedness included secured mortgages with cross-collateralization provisions. In the event of a default, the holders of this indebtedness may seek to foreclose upon properties which are not the primary collateral for their loan. This may, in turn, accelerate other indebtedness secured by these properties. Foreclosure of properties would cause us to lose income and asset value.

Our Indebtedness Restrictions May Adversely Affect Our Ability to Incur Indebtedness

Our organizational documents limit our ability to incur additional debt if the total debt, including the additional debt, would exceed 50% of the “Borrowing Base.” This could limit our ability to incur debt to fund new acquisitions, capital improvements to existing properties, or dividends. This debt limitation in our Charter can only be amended by an affirmative vote of the majority of all outstanding stock entitled to vote on such amendment. The term “Borrowing Base” is defined as the greater of Fair Market Value or Total Market Capitalization. Fair Market Value is based upon the value of our assets as determined by an independent appraiser. Total Market Capitalization is the sum of the market value of our outstanding capital stock, including shares issuable on exercise of redemption options by holders of units of the limited partnership, plus debt. An exception is made for refinancings and borrowings required to make distributions to maintain our status as a REIT. In light of these debt restrictions, it should be noted that a change in the value of our common stock could affect the Borrowing Base, and therefore our ability to incur additional indebtedness, even though such change in the common stock’s value is unrelated to our liquidity.

Fluctuations in Interest Rates May Adversely Affect Our Operations

As of December 31, 2003, we had approximately $254.7 million of variable interest rate indebtedness. Accordingly, an increase in interest rates would result in an increase in interest payments we make to service the debt which would adversely affect our net income, results of operations, financial condition and ability to service debt.

Acquisitions Could Adversely Affect Operations

Consistent with our strategy, we continually evaluate potential acquisition opportunities. From time to time, we actively consider acquiring specific properties, which may include properties we manage or that are owned by affiliated parties. Our ability to acquire properties on favorable terms and successfully operate them are subject to the following significant risks:

•	potential inability to acquire a desired property because of competition from other real estate investors with significant capital, including both publicly traded REITs and institutional investment funds;

•	even if we are able to acquire a desired property, competition from other potential acquirors may significantly increase the purchase price;

•	even if we enter into agreements from the acquisition of office properties, these agreements are subject to customary conditions to closing, including competition of due diligence investigations to our satisfaction;

•	we may be unable to finance the acquisition at all or on favorable terms;

•	we may spend more than budgeted amounts to make necessary improvements or renovations to acquired properties;

•	we may be unable to quickly and efficiently integrate new acquisitions, particularly acquisitions of portfolios of properties, into existing operations, and as a result our results of operations, financial condition and ability to service debt could be adversely affected;

•	market conditions may result in higher than expected vacancy rates and lower than expected rental rates; and

•	we may acquire properties subject to liabilities and without any recourse, or with only limited recourse, with respect to unknown liabilities such as liabilities for clean-up of undisclosed environmental contamination, claims by tenants, vendors or other persons dealing with the former owners of the properties and claims from indemnification by general partners, directors, officers and others indemnified by the former owners of the properties.

It is possible that one or more of such possible future acquisitions, if completed, could adversely affect our results of operations and financial condition.

Dependence on Executive Officers

We depend on the efforts of Andrew Batinovich, our President and Chief Executive Officer, and Michael Steele, our Executive Vice President and Chief Operating Officer, as well as our other executive officers. The loss of the services of any of them could have an adverse effect on our results of operations and financial condition. Both Andrew Batinovich and Michael Steele have entered into employment agreements with us, as have some of the other executive officers.

Potential Liability Due to Environmental Matters

Under federal, state and local laws relating to protection of the environment, or Environmental Laws, a current or previous owner or operator of real estate may be liable for contamination resulting from the presence or discharge of petroleum products or other hazardous or toxic substances on the property. These owners may be required to investigate and clean-up the contamination on the property as well as the contamination which has migrated from the property. Environmental Laws typically impose liability and clean-up responsibility without regard to whether the owner or operator knew of, or was responsible for, the presence of the contamination. This liability may be joint and several unless the harm is divisible and there is a reasonable basis for allocation of responsibility. In addition, the owner or operator of a property may be subject to claims by third parties based on personal injury, property damage and/or other costs, including investigation and clean-up costs, resulting from environmental contamination. Environmental Laws may also impose restrictions on the manner in which a property may be used or transferred or in which businesses may be operated. These restrictions may require expenditures. Under the Environmental Laws, any person who arranges for the transportation, disposal or treatment of hazardous or toxic substances may also be liable for the costs of investigation or clean-up of those substances at the disposal or treatment facility, whether or not the facility is or ever was owned or operated by that person.

Our tenants generally are required by their leases to operate in compliance with all applicable Environmental Laws, and to indemnify us against any environmental liability arising from their activities on the properties. However, we could be subject to environmental liability relating to our management of the properties or strict liability by virtue of our ownership interest in the properties. Also, tenants may not satisfy their indemnification obligations under the leases. We are also subject to the risk that:

•	any environmental assessments of our properties, properties being considered for acquisition, or the properties owned by the partnerships managed by us may not have revealed all potential environmental liabilities,

•	any prior owner or prior or current operator of these properties may have created an environmental condition not known to us, or

•	an environmental condition may otherwise exist as to any one or more of these properties.

Any one of these conditions could have an adverse effect on our results of operations and financial condition or ability to service debt, either directly (with respect to our properties), or indirectly (with respect to properties owned by partnerships we manage). Moreover, future environmental laws, ordinances or regulations may have an adverse effect on our results of operations, financial condition and ability to service debt. Also, the current environmental condition of those properties may be affected by tenants and occupants of the properties, by the condition of land or operations in the vicinity of the properties (such as the presence of underground storage tanks), or by third parties unrelated to us.

Environmental Assessments and Potential Liability Due to Asbestos-Containing Materials

Environmental Laws also govern the presence, maintenance and removal of asbestos-containing building materials. These laws require that asbestos-containing building materials be properly managed and maintained and that those who may come into contact with asbestos-containing building materials be adequately informed and trained. They also require that special precautions, including removal or other abatement, be undertaken in the event asbestos-containing building materials are disturbed during renovation or demolition of a building. These laws may impose fines and penalties on building owners or operators for failure to comply with these requirements. They also may allow third parties to seek recovery from owners or operators for personal injury associated with exposure to asbestos fibers.

All of the properties that we presently own have been subject to Phase I environmental assessments by independent environmental consultants. Some of the Phase I environmental assessments recommended further investigations in the form of Phase II environmental assessments, including soil and groundwater sampling. We have completed all of these investigations or are in the process of completing them. Some of our properties have been found to contain asbestos-containing building materials. We believe that these materials have been adequately contained and we have implemented an asbestos-containing building materials operations and maintenance program for the properties found to contain asbestos-containing building materials.

Some, but not all, of the properties owned by partnerships we manage have been subject to Phase I environmental assessments by independent environmental consultants. We determine on a case-by-case basis whether to obtain Phase I environmental assessments on these properties and whether to undertake further investigation or remediation. Some of these properties contain asbestos-containing building materials. In each case, we believe that these materials have been adequately contained and we have implemented an asbestos-containing building materials operations and maintenance program for the properties found to contain asbestos-containing building materials.

Potential Environmental Liability Resulting From Underground Storage Tanks

Some of our properties, as well as properties that we previously owned, are leased or have been leased to owners or operators of businesses that use, store or otherwise handle petroleum products or other hazardous or toxic substances. These businesses include dry cleaners that operate on-site dry cleaning plants and auto care centers. Some of these properties contain, or may have contained, underground storage tanks for the storage of petroleum products and other hazardous or toxic substances. These operations create a potential for the release of those substances. Some of these properties are adjacent to or near other properties that have contained or currently contain underground storage tanks used to store petroleum products or other hazardous or toxic substances. Several of these properties have been contaminated with these substances from on-site operations or operations on adjacent or nearby properties. In addition, some properties are on, or are adjacent to or near other properties upon which others, including former owners or tenants of the properties, have engaged or may engage in activities that may release petroleum products or other hazardous or toxic substances.

Environmental Liabilities May Adversely Affect Operating Costs and Ability to Borrow

The obligation to pay for the cost of complying with existing Environmental Laws as well as the cost of complying with future legislation may affect our operating costs. In addition, the presence of petroleum products or other hazardous or toxic substances at any of our properties, or the failure to remediate those properties properly, may adversely affect our ability to borrow by using those properties as collateral. The cost of defending against claims of liability and the cost of complying with

Environmental Laws, including investigation or clean-up of contaminated property, could materially adversely affect our results of operations, financial condition and ability to service debt.

General Risks of Ownership of Real Estate

We are subject to risks generally incidental to the ownership of real estate. These risks include:

•	changes in general economic or local conditions;

•	changes in supply of or demand for similar or competing properties in an area;

•	the impact of environmental protection laws;

•	changes in interest rates and availability of financing which may render the sale or financing of a property difficult or unattractive;

•	changes in tax, real estate and zoning laws; and

•	the creation of mechanics’ liens or similar encumbrances placed on the property by a lessee or other parties without our knowledge and consent.

Should any of these events occur, our results of operations, financial condition and ability to service debt could be adversely affected.

General Risks Associated With Management and Leasing Contracts

We are subject to the risks generally associated with the property management and leasing businesses. These risks include the risk that:

•	management contracts or service agreements may be terminated;

•	contracts will not be renewed upon expiration or will not be renewed on terms consistent with current terms; and

•	leasing activity generally may decline.

Uninsured Losses May Adversely Affect Operations

We, or in certain instances, tenants of our properties, carry property and liability insurance with respect to the properties. This coverage has policy specification and insured limits customarily carried for similar properties. However, certain types of losses (such as from earthquakes and floods) may be either uninsurable or not economically insurable. Further, certain of the properties are located in areas that are subject to earthquake activity and floods. Should a property sustain damage as a result of an earthquake or flood, we may incur losses due to insurance deductibles, co-payments on insured losses or uninsured losses. Additionally, we obtained insurance coverage for “certified acts of terrorism” as defined in the Terrorism Risk Insurance Act of 2002; however, our policies of insurance may not provide coverage for other acts of terrorism. Any losses from such other acts of terrorism might be uninsured. Should an uninsured loss occur, we could lose some or all of our capital investment, cash flow and anticipated profits related to one or more properties. This could have an adverse effect on our results of operations and financial condition.

Illiquidity of Real Estate May Limit Our Ability to Vary Our Portfolio

Real estate investments are relatively illiquid and, therefore, will tend to limit our ability to vary our portfolio quickly in response to changes in economic or other conditions. In addition, the Internal Revenue Code and individual agreements with sellers of properties limit our ability to sell properties.

As of December 31, 2003, twenty-two of the properties in our portfolio were acquired on terms and conditions under which they can be disposed of only in a “like-kind exchange” or other non-taxable transaction for limited periods of time. The agreed upon time periods for these restrictions on dispositions vary from transaction to transaction.

Potential Liability Under the Americans With Disabilities Act

All of our properties are required to be in compliance with the Americans With Disabilities Act. The Americans With Disabilities Act generally requires that places of public accommodation be made accessible to people with disabilities to the extent readily achievable. Compliance with the Americans With Disabilities Act requirements could require removal of access barriers. Non-compliance could result in imposition of fines by the federal government, an award of damages to private litigants and/or a court order to remove access barriers. Because of the limited history of the Americans With Disabilities Act, the impact of its application to our properties, including the extent and timing of required renovations, is uncertain. Pursuant to lease agreements with tenants in certain of the “single-tenant” properties, the tenants are obligated to comply with the Americans With Disabilities Act provisions. If our costs are greater than anticipated or tenants are unable to meet their obligations, our results of operations and financial condition could be adversely affected.

Development Alliances May Adversely Affect Operations

We may, from time to time, enter into alliances with selected developers for the purpose of developing new projects in which these developers have, in the opinion of management, significant expertise or experience. These projects generally require various governmental and other approvals, the receipt of which cannot be assured. These development activities also may entail certain risks, including the risk that:

•	management may expend funds on and devote time to projects which may not come to fruition;

•	construction costs of a project may exceed original estimates, possibly making the project uneconomical;

•	occupancy rates and rents at a completed project may be less than anticipated; and

•	expenses at a completed development may be higher than anticipated.

In addition, the partners in development alliances may have significant control over the operation of the alliance project. Therefore, these investments may, under certain circumstances, involve risks such as the possibility that the partner might:

•	become bankrupt;

•	have economic or business interests or goals that are inconsistent with our business interest or goals; or

•	be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives.

Consequently, actions by a partner in a development alliance might subject property owned by the alliance to additional risk. Although we will seek to maintain sufficient control of any alliance to permit our objectives to be achieved, we may be unable to take action without the approval of our development alliance partners. Conversely, our development alliance partners could take actions binding on the alliance without our consent. In addition, should a partner in a development alliance become bankrupt, we could become liable for the partner’s share of the project’s liabilities. These risks may result in a development project adversely affecting our results of operations, financial condition and ability to service debt.

Joint Investments Could be Adversely Affected by Our Lack of Sole Decision-Making Authority and Reliance Upon a Co-Venturer’s Financial Condition.

We co-invest with third parties through partnerships, joint ventures, co-tenancies or other entities, acquiring non-controlling interests in, or sharing responsibility for managing the affairs of, a property, partnership, joint venture, co-tenancy or other entity. Therefore, we will not be in a position to exercise sole decision-making authority regarding the property, partnership, joint venture or other entity. Investments in partnerships, joint ventures, or other entities may involve risks not present were a third party not involved, including the possibility that our partners, co-tenants or co-venturers might become bankrupt or otherwise fail to fund their share of required capital contributions. Additionally, our partners or co-venturers might at any time have economic or other business interests or goals which are inconsistent with our business interests or goals. These investments may also have the potential risk of impasses on decisions such as a sale, because neither we nor the partner, co-tenant or co-venturer would have full control over the partnership or joint venture. Consequently actions by such partner, co-tenant or co-venturer might result in subjecting properties owned by the partnership or joint venture to additional risk. In addition, we may in specific circumstances be liable for the actions of our third party partners, co-tenant or co-ventures. As of December 31, 2003, we were participating in four unconsolidated joint ventures and had aggregate investments in the joint ventures totaling $12.2 million.

Material Tax Risks

Since 1996, we have operated as a REIT under the Internal Revenue Code. However, we may not be able to maintain our status as a REIT. To qualify as a REIT, we must satisfy numerous requirements (some on an annual and quarterly basis) established under highly technical and complex Internal Revenue Code provisions. Only limited judicial or administrative interpretation exists for these provisions and involves the determination of various factual matters and circumstances not entirely within our control. We receive nonqualifying management fee income and, as a result, we may approach the income test limits imposed by the Internal Revenue Code. There is a risk that we may not satisfy these tests. Even if we continue to qualify as a REIT, we will be subject to certain federal, state and local taxes on our income and property.

Consequences of Failure to Qualify as a REIT

If we fail to qualify as a REIT in any taxable year, we would be subject to federal income tax on our taxable income at corporate rates. In addition, we also may be disqualified from treatment as a REIT for the four taxable years following the year in which we failed to qualify. This would reduce our net earnings available for investment or distribution to stockholders because of the additional tax liability. In addition, we would no longer be required to make distributions to stockholders.

Recent Tax Legislation Could Negatively Impact Our Stock Price

In 2003, legislation was enacted that generally reduces the maximum capital gains rate for non-corporate taxpayers from 20% to 15% after May 5, 2003. Under the legislation, the 15% rate is also applicable to “qualified dividend income” from certain corporations. In general, dividends payable by REITs are not eligible for the 15% tax rate, except to the extent such dividends are attributable to dividends we received from taxable corporations (such as our taxable REIT subsidiary) or to REIT “capital gain dividends” as defined in the Internal Revenue Code. The recent legislation also reduces the maximum tax rate of non-corporate taxpayers on ordinary income from 38.6% to 35%.

Although this legislation does not adversely affect the taxation of the REITs or dividends paid by REITs, the more favorable treatment of regular corporate dividends could cause investors who are individuals to consider stock of other corporations that pay dividends as more attractive relative to stock of REITs. It is not possible to predict whether this change in perceived relative value will occur, or what the effect will be on the market price of our stock.

Possible Changes in Tax Laws; Effect on the Market Value of Real Estate Investments

Income tax treatment of REITs may be modified by legislative, judicial or administrative action at any time. These changes may be applied to past as well as future operations. Legislation, regulations, administrative interpretations or court decisions may significantly change the tax laws with respect to (1) the qualification as a REIT or (2) the federal and state income tax consequences of this qualification. In addition, the changes might also indirectly affect the market value of all real estate investments, and consequently our ability to realize our investment objectives.

To Maintain Our REIT Status, We may be Forced to Borrow Funds During Unfavorable Market Conditions

In order to maintain our REIT status, we may need to borrow funds on a short-term basis to meet the REIT distribution requirements, even if the then prevailing market conditions are not favorable for these borrowings. To qualify as REIT, we generally must distribute to our stockholders at least 90% of our net taxable income each year, excluding capital gains. In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which dividends paid by us in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years. We may need short-term debt or long-term debt, proceeds from asset sales, creation of joint ventures or sale of common stock to fund required distributions as a result of differences in timing between the actual receipt of income and the recognition of income for federal income tax purposes, or the effect of non-deductible capital expenditures, the creation of reserves or required debt or amortization payments.

Limitation on Ownership of Common Stock And Stockholder’s Rights Plan May Preclude Acquisition of Control

Provisions of our Charter are designed to assist us in maintaining our qualification as a REIT under the Internal Revenue Code by preventing concentrated ownership in our common and preferred stock which might jeopardize our REIT qualification. Among other things, these provisions provide that:

•	any transfer or acquisition of our common or preferred stock that would result in our disqualification as a REIT under the Internal Revenue Code will be void; and

•	if any person attempts to acquire shares of our common or preferred stock that after the acquisition would cause the person to own an amount of common stock and preferred stock in excess of a predetermined limit, such acquisitions would be void.

Ownership is determined by operation of certain attribution rules set out in the Internal Revenue Code. Pursuant to Board action, the limit currently is 9.9% of the value of the outstanding shares of common stock and preferred stock. We refer to this limitation as the “Ownership Limitation.” The common stock or preferred stock the transfer of which would cause any person to violate the Ownership Limitation, is referred to as the Excess Shares. A transfer that would violate the Ownership Limitation will be void and the common stock or preferred stock subject to the transfer will automatically be transferred to an unaffiliated trustee for the benefit of a charitable organization designated by the Board of Directors until sold by the trustee to a third party or purchased by us. This limitation on the ownership of common stock and preferred stock may preclude the acquisition of control of us by a third party without the consent of the Board of Directors. In general, the Board of Directors may waive the Ownership Limitation for any person. In this circumstance, the Ownership Limitation will be proportionally and automatically reduced with regard to all other persons such that no five persons may own more than 50% of the value of the common stock and preferred stock. Certain other provisions contained in our Charter and Bylaws may also have the effect of discouraging a third party from making an acquisition proposal and may thereby inhibit a change in control of us even if a change in control would be in the best interests of the stockholders.

In addition, in July 1998, the Board of Directors adopted a stockholder rights plan. Under the plan, we declared a dividend of rights on our common stock. The rights issued under the plan will be triggered, with certain exceptions, if and when any person or group acquires, or commences a tender offer to acquire, 15% or more of our shares. The rights plan is intended to prevent abusive hostile takeover attempts by requiring a potential acquirer to negotiate the terms of an acquisition with the Board of Directors. However, it could have the effect of deterring or preventing an acquisition of us, even if a majority of our stockholders would be in favor of such acquisition, and could also have the effect of making it more difficult for a person or group to gain control of us or to change existing management.

Risks of Litigation

As of December 31, 2003, certain claims and lawsuits have arisen against us in our normal course of business. We believe that such claims and lawsuits will not have a material adverse effect on our financial position, cash flow or results of operations.

Uncertainty Due to the Board of Directors’ Ability to Change Investment Policies

The Board of Directors may change our investment policies without a vote of the stockholders. If our investment policies change, the risks and potential rewards of an investment in the shares may also change. In addition, the methods of implementing our investment policies may vary as new investment techniques are developed.

Effect of Market Interest Rates on Price of Common Stock

The annual yield on the price paid for shares of our common stock from our distributions may influence the market price of the shares of our common stock in public markets. An increase in market interest rates may lead prospective purchasers of our common stock to seek a higher annual yield from their investments. This may adversely affect the market price of our common stock.

Shares Available for Future Sale

We cannot predict the effect, if any, that future sales of shares of our common stock or future conversions or exercises of securities for future sales will have on the market price of our common stock. Sales of substantial amounts of our common stock, or the perception that substantial sales could occur, may adversely affect the prevailing market price for our common stock.

THE COMPANY

Glenborough Realty Trust Incorporated is a self-administered and self-managed real estate investment trust, or REIT, with a portfolio of 65 primarily office properties, including four operating joint ventures, as of December 31, 2003 in selected markets throughout the country. We refer to these properties and joint ventures as our Properties. We focus on owning and managing high-quality, multi-tenant office properties with strong demand attributes located in supply constrained locations within large diverse markets. Our portfolio encompasses approximately 11 million square feet with concentrations in the following markets: Washington D.C., Boston, Southern California, Northern New Jersey and San Francisco.

We were incorporated in the State of Maryland on August 26, 1994. On December 31, 1995, we completed a consolidation in which Glenborough Corporation, a California corporation, and eight public limited partnerships (the “GRT Predecessor Entities”) merged with and into us. We elected to qualify as a REIT under the Internal Revenue Code of 1986, as amended. Our Common Stock and Preferred Stock are listed on the New York Stock Exchange, or NYSE, under the trading symbols “GLB” and “GLB Pr A.” Our Common Stock is included in the S&P SmallCap 600 Index and we are a member of the National Association of Real Estate Investment Trusts (NAREIT).

The Operating Partnership holds directly or indirectly all of the Company’s interests in the Properties and all of the Company’s operations relating to the Properties are conducted through the Operating Partnership. The Operating Partnership is controlled by the Company as its sole general partner and, as of December 31, 2003, the Company owned a 1% general partnership interest and an approximate 89% limited partnership interest in the Operating Partnership. Unless otherwise indicated, ownership percentages of the units of limited partnership interest in the Operating Partnership have been calculated assuming the entire Preferred Partner Interest in the Operating Partnership has been converted into such units. The description of the Company’s business and properties (incorporated by reference herein), would apply, without material differences, to the Operating Partnership’s business and properties.

Our executive offices are located at 400 South El Camino Real, Suite 1100, San Mateo, California 94402-1708 and the telephone number is (650) 343-9300. Additional information about us is available on our website at www.glenborough.com. The information on our website is not, and you must not consider the information to be, a part of this prospectus.

USE OF PROCEEDS

Unless otherwise indicated in the applicable prospectus supplement, the Company intends to invest the net proceeds from any sale of the Offered Securities for general corporate purposes including, without limitation, the acquisition and development of properties and the repayment of debt. Net proceeds from the sale of the Offered Securities initially may be temporarily invested in short-term securities.

RATIO OF EARNINGS TO FIXED CHARGES

The Company’s ratio of earnings to fixed charges for the fiscal years ended December 31, 1999, 2000, 2001, 2002 and 2003 was 1.63, 1.23, 1.97, 1.28 and 1.32, respectively. The ratio of earnings to fixed charges is computed as net income before minority interest, income taxes, gain or loss on sales of real estate assets and extraordinary items, plus fixed charges (primarily interest expense) and preferred stock dividends, divided by fixed charges. Prior to January 1998, the Company did not have any outstanding preference securities.

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The Company’s ratio of earnings to fixed charges and preferred stock dividends for the fiscal years ended December 31, 1999, 2000, 2001, 2002 and 2003 was 1.22, —, 1.35, — and —, respectively. For the years ended December 31, 2000, 2002 and 2003, earnings were insufficient to cover fixed charges and preferred dividends by $5.4 million, $7.4 million and $6.1 million, respectively. The ratio of earnings to fixed charges and preferred stock dividends is computed as income from operations, before minority interest, income taxes, gain or loss on sales of real estate assets and extraordinary items, plus fixed charges (primarily interest expense) and preferred stock dividends, divided by fixed charges and preferred stock dividends. Prior to January 1998, the Company did not have any outstanding preference securities.

DESCRIPTION OF PREFERRED STOCK

Subject to limitations prescribed by Maryland law and the Company’s Articles of Incorporation and Articles Supplementary (collectively, the “Charter”), the Board of Directors is authorized to issue, from the authorized but unissued capital stock of the Company, Preferred Stock in such classes or series as the Board of Directors may determine and to establish from time to time the number of shares of Preferred Stock to be included in any such class or series and to fix the designation and any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of the shares of any such class or series, and such other subjects or matters as may be fixed by resolution of the Board of Directors. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company.

Preferred Stock, upon issuance against full payment of the purchase price therefor, will be fully paid and nonassessable. The specific terms of a particular class or series of Preferred Stock will be described in the prospectus supplement relating to that class or series, including a prospectus supplement providing that Preferred Stock may be issuable upon the exercise of Warrants issued by the Company. The description of Preferred Stock set forth below and the description of the terms of a particular class or series of Preferred Stock set forth in a prospectus supplement do not purport to be complete and are qualified in their entirety by reference to the articles supplementary relating to that class or series.

The rights, preferences, privileges and restrictions of the Preferred Stock of each class or series will be fixed by the articles supplementary relating to such class or series. A prospectus supplement, relating to each class or series, will specify the terms of the Preferred Stock as follows:

(1)    The title and stated value of such Preferred Stock;

(2)    The number of shares of such Preferred Stock offered, the liquidation preference per share and the offering price of such Preferred Stock;

(3)    The dividend rate(s), period(s), and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred Stock;

(4)    Whether such Preferred Stock is cumulative or not and, if cumulative, the date from which dividends on such Preferred Stock shall accumulate;

(5)    The procedures for any auction and remarketing, if any, for such Preferred Stock;

(6)    The provision for a sinking fund, if any, for such Preferred Stock;

(7)    The provision for redemption, if applicable, of such Preferred Stock;

(8)    Any listing of such Preferred Stock on any securities exchange;

(9)    The terms and conditions, if applicable, upon which such Preferred Stock will be converted into Common Stock of the Company, including the conversion price (or manner of calculation thereof);

(10)    A discussion of any material federal income tax consequences applicable to such Preferred Stock;

(11)    Any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve the status of the Company as a REIT;

(12)    The relative ranking and preferences of such Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company;

(13)    Any limitations on issuance of any class or series of preferred stock ranking senior to or on a parity with such class or series of Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company;

(14)    Any other specific terms, preferences, rights, limitations or restrictions of such Preferred Stock; and

(15)    Any voting rights of such Preferred Stock.

Unless otherwise specified in the prospectus supplement, the Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company, rank (i) senior to all classes or series of Common Stock and Excess Stock of the Company, and to all equity securities ranking junior to such Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company; (ii) on a parity with all equity securities issued by the Company the terms of which specifically provide that such equity securities rank on a parity with the Preferred Stock with respect to dividends rights or rights upon liquidation, dissolution or winding up of the Company; and (iii) junior to all equity securities issued by the Company the terms of which specifically provide that such equity securities rank senior to the Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company.

The terms and conditions, if any, upon which shares of any class or series of Preferred Stock are convertible into Common Stock will be set forth in the applicable prospectus supplement relating thereto. Such terms will include the number of shares of Common Stock into which the Preferred Stock is convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of the Preferred Stock or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such Preferred Stock.

All certificates representing shares of Preferred Stock will bear a legend referring to the restrictions described above.

All persons who own, directly or by virtue of the attribution provisions of the Internal Revenue Code, more than 5% of the outstanding Common Stock and Preferred Stock (or 1% if there are fewer than 2,000 stockholders) must file an affidavit with the Company containing the information specified in the Charter within 30 days after December 31 of each year. In addition, each stockholder shall upon demand be required to disclose to the Company in writing such information with respect to the direct, indirect and constructive ownership of shares as the Board of Directors deems necessary to determine the Company’s status as a real estate investment trust and to insure compliance with the Ownership Limit.

The articles supplementary, if applicable, for the Offered Securities may also contain provisions that further restrict the ownership and transfer of the Offered Securities. The applicable prospectus supplement will specify any additional ownership limitation relating to the Offered Securities.

Description of Series A Preferred Stock

The following description of the Company’s 7¾% Series A Convertible Preferred Stock (liquidation preference $25.00 per share) (the “Series A Preferred Stock”) is in all respects subject to and qualified in its entirety by reference to the applicable provisions of the Company’s Charter, including the Articles Supplementary applicable to the Series A Preferred Stock, and Bylaws. The Company is authorized to issue 12,000,000 shares of Series A Preferred Stock, 9,956,300 shares of which were issued and outstanding as of December 31, 2003. The Series A Preferred Stock ranks senior to the Company’s Common Stock as to dividends and liquidation amounts. The dividend per share on the Series A Preferred Stock is equal to the greater of (i) $1.9375 per annum or (ii) the cash distributions (determined on each of the quarterly dividend payment dates referred to above) on the shares of the Company’s Common Stock, into which a share of Series A Preferred Stock is convertible (equal to the number of shares of Common Stock, or portion thereof, into which a share of Series A Preferred Stock is convertible, multiplied by the most current quarterly distribution on or before the applicable dividend payment date). The dividends on the Series A Preferred Stock are cumulative. The Company currently pays regular dividends to holders of Series A Preferred Stock.

In the event of any liquidation, dissolution or winding up of the Company, the holders of Series A Preferred Stock are entitled to receive prior and in preference to any distribution to the holders of Common Stock, an amount per share of Series A Preferred Stock equal to the sum of $25.00 and any accrued but unpaid dividends with respect thereto.

Except in certain instances relating to the preservation of the Company’s status as a REIT, the Series A Preferred Stock is not redeemable prior to January 16, 2003. On and after January 16, 2003, the Series A Preferred Stock may be redeemed at the option of the Company, in whole or from time to time in part, at the following percentages of the Liquidation Preference if redeemed during the twelve-month period beginning January 16 of the year indicated below, plus, in each case, all dividends accumulated, accrued and unpaid on the Series A Preferred Stock to the date fixed for such redemption (the “Redemption Date”), upon giving notice as provided below:

Year	Redemption Price Per Year Share of Series A Preferred Stock
2003	103.88%
2004	103.10%
2005	102.33%
2006	101.55%
2007	100.78%
2008 and thereafter	100.00%

Each share of Series A Preferred Stock is convertible, at the option of the holder thereof at any time prior to a redemption date, into shares of Common Stock at an initial conversion price of $32.83 per share of Common Stock, subject to adjustment. As of December 31, 2003, the 9,956,300 outstanding shares of Series A Preferred Stock were convertible into approximately 7,581,709 shares of Common Stock. Except under certain circumstances, the holders of Series A Preferred have no voting rights.

DESCRIPTION OF COMMON STOCK

The following description of the Common Stock sets forth certain general terms and provisions of the Common Stock to which any prospectus supplement may relate, including a prospectus supplement providing that Common Stock will be issuable upon conversion of Preferred Stock or upon the exercise of Warrants issued by the Company. This description is in all respects subject to and qualified in its entirety by reference to the applicable provisions of the Company’s Charter and its Bylaws. The Common Stock is listed on the New York Stock Exchange under the symbol “GLB.” Registrar and Transfer Company is the Company’s transfer agent.

General

The Company’s Charter authorizes the Company to issue up to 188,000,000 shares of Common Stock with a par value of $.001 per share. There were 27,847,477 shares of Common Stock issued and outstanding, and no shares of Excess Stock were issued and outstanding as of March 2, 2004. Under Maryland law, stockholders generally are not liable for the Company’s debts or obligations.

The holders of shares of Common Stock are entitled to one vote per share on all matters voted on by stockholders, including election of directors, and, except as provided in the Charter in respect of any other class of or series of stock, the holders of these shares exclusively possess all voting power. The Charter does not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding shares or series of stock, holders of shares of Common Stock are entitled to receive distributions, when and as declared by the Board of Directors, out of funds legally available therefor. Upon any liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive pro rata all assets of the Company legally available for distribution to its stockholders after payment of, or adequate provisions for, all known debts and liabilities of the Company. All shares of Common Stock now outstanding are fully paid and nonassessable, as will be the shares of Common Stock offered by this Prospectus or any prospectus supplement when issued. The holders of the Common Stock offered hereby will have no preemptive rights to subscribe to additional stock or securities issued by the Company at a subsequent date.

Restrictions On Ownership And Transfer Of Common Stock

For the Company to qualify as a REIT under the Internal Revenue Code, not more than 50% of the value of its outstanding shares of capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year) or during a proportionate part of a shorter taxable year (the “closely-held test”). Shares of capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year) or during a proportionate part of a shorter taxable year (the “100 person test”). See “Federal Income Tax Consequences — Taxation of the Company — Requirements for Qualification.”

Because the Board of Directors believes it is essential for the Company to qualify as a REIT, the Charter, subject to certain exceptions, provides that no holder, other than Robert Batinovich and the individuals or entities whose ownership of shares of Common Stock is attributed to Robert Batinovich under the Internal Revenue Code (the “Attributed Owners”), may own an amount of Common Stock in excess of the Ownership Limitation, which, pursuant to Board action, currently is 9.9% of the outstanding shares of Common Stock. A qualified trust (as defined in the Charter) generally may own up to 9.9% of the outstanding shares of Common Stock. The Ownership Limitation provides that Robert Batinovich and the Attributed Owners may hold up to 9.9% of the outstanding shares of Common Stock, including shares which Robert Batinovich and the Attributed Owners may acquire pursuant to an option held by GPA, Ltd. or Robert Batinovich to cause the Company to redeem their respective partnership interests in the Operating Partnership, assuming GPA, Ltd. then dissolves and distributes these shares to the partners of GPA, Ltd.

The Board of Directors may waive the Ownership Limitation if evidence satisfactory to the Board of Directors and the Company’s tax counsel is presented that such ownership will not jeopardize the Company’s status as a REIT. As a condition to such waiver, the Board of Directors may require opinions of counsel satisfactory to it and/or an undertaking from the applicant with respect to preserving the REIT status of the Company. The Ownership Limitation will not apply if the Board of Directors and the stockholders determine that it is no longer in the best interests of the Company to attempt to qualify, or to continue to qualify, as a REIT. Any transfer of Common Stock that would (a) create actual or constructive ownership of Common Stock in excess of the Ownership Limitation, (b) result in the Company failing the 100 person test, or (c) result in the Company failing the closely-held test, shall be null and void, and the intended transferee will acquire no rights to the Common Stock.

The Charter also provides that Common Stock involved in a transfer or change in capital structure that results in a person (other than Robert Batinovich and the Attributed Owners) owning in excess of the Ownership Limitation or would cause the Company to fail either the closely-held test or the 100 person test will automatically be transferred to a trustee for the benefit of a charitable organization until purchased by the Company or sold to a third party without violation of the Ownership Limitation. While held in trust, the Excess Shares will remain outstanding for purposes of any stockholder vote or the determination of a quorum for such vote and the trustee will be empowered to vote the Excess Shares. Excess Shares shall be entitled to distributions, provided that such distributions shall be paid to a charitable organization selected by the Board of Directors as beneficiary of the trust. The trustee may transfer the Excess Shares to any individual (a “Permitted Transferee”) whose ownership of Common Stock would be permitted under the Ownership Limitation and would not cause the Company to fail the closely-held test. In addition, the Company would have the right, for a period of 90 days, to purchase all or any portion of the Excess Shares from the trustee at the lesser of (i) where (a) the intended transferee gave value for the Excess Shares, the price paid for the Excess Shares by the intended transferee or (b) average of the intended transferee did not give value for the Excess Shares, the price per share equal to the average of the market price for the Common Stock for the five consecutive trading days ending on the date of the purported transfer to the intended transferee and (ii) the closing market price for the Common Stock for the five consecutive trading days ending the date the Company exercises its option to purchase. The intended transferee would be entitled to receive from the trustee the lesser of (i) where (a) the intended transferee gave value for the Excess Shares, the price paid for the Excess Shares by the intended transferee or (b) the intended transferee did not give value for the Excess Shares, the price per share equal to the average of the closing market price for the Common Stock for the five consecutive trading days ending on the date of the purported transfer to the intended transferee and (ii) the price per share received by the trustee from the transfer of the Excess Shares to a Permitted Transferee.

The Ownership Limitation will not be automatically removed even if the REIT provisions of the Internal Revenue Code are changed so as to no longer contain any ownership concentration limitation or if the ownership concentration limitation is increased. Except as otherwise described above, any change in the Ownership Limitation would require an amendment to the Charter. Such amendments require the affirmative vote of stockholders owning a majority of the outstanding Common Stock. In addition to preserving the Company’s status as a REIT, the Ownership Limitation may have the effect of precluding an acquisition of control of the Company by a third party without the approval of the Board of Directors.

All certificates representing shares of Common Stock will bear a legend referring to the restrictions described above.

All stockholders of record who own 5% or more of the value of the outstanding Common Stock (or 1% if there are fewer than 2,000 stockholders of record but more than 200, or ½% if there are 200 or fewer stockholders of record) must file written notice with the Company containing the information specified in the Charter by January 30 of each year. In addition, each stockholder shall upon demand be required to disclose to the Company in writing such information with respect to the direct, indirect and constructive ownership of Common Stock as the Board of Directors deems necessary to determine the effect, if any, of such ownership on the Company’s status as a REIT and to ensure compliance with the Ownership Limitation. The Company intends to use its best efforts to enforce the Ownership Limitation and will make prohibited transferees aware of their obligation to pay over any distributions received, will not give effect on its books to prohibited transfers, will institute proceedings to enjoin any transfer violating the Ownership Limitation, and will declare all votes of prohibited transferees invalid.

DESCRIPTION OF WARRANTS

The Company has no Warrants outstanding (other than options issued under the Company’s employee stock option plan). The Company may issue Warrants for the purchase of Preferred Stock or Common Stock. Warrants may be issued independently or together with any other Offered Securities offered by any prospectus supplement and may be attached to or separate from such Offered Securities. Each series of Warrants will be issued under a separate warrant agreement (each, a “Warrant Agreement”) to be entered into between the Company and a warrant agent specified in the applicable prospectus supplement (the “Warrant Agent”). The Warrant Agent will act solely as an agent of the Company in connection with the Warrants of such series and will not assume any obligation or relationship of agency or trust for or with any provisions of the Warrants offered hereby. Further terms of the Warrants and the applicable Warrant Agreements will be set forth in the applicable prospectus supplement.

The applicable prospectus supplement will describe the terms of the Warrants in respect of which this Prospectus is being delivered, including, where applicable, the following:

(1)    The title of such Warrants;

(2)    The aggregate number of such Warrants;

(3)    The price or prices at which such Warrants will be issued;

(4)    The designation, number of terms of the shares of Preferred Stock or Common Stock purchasable upon exercise of such Warrants;

(5)    The designation and terms of the Offered Securities, if any, with which such Warrants are issued and the number of such Warrants issued with each such Offered Security;

(6)    The date, if any, on and after which such Warrants and the related Preferred Stock or Common Stock will be separately transferable;

(7)    The price at which each share of Preferred Stock or Common Stock purchasable upon exercise of such Warrants may be purchased;

(8)    The date on which the right to exercise such Warrants shall commence and the date on which such right shall expire;

(9)    The minimum or maximum amount of such Warrants which may be exercised at any one time;

(10)    Information with respect to book-entry procedures, if any;

(11)    A discussion of certain federal income tax consequences; and

(12)    Any other terms of such Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Warrants.

CERTAIN PROVISIONS OF THE COMPANY’S CHARTER AND BYLAWS AND STOCKHOLDERS’ RIGHTS PLAN

Certain provisions of the Company’s Charter and Bylaws might discourage certain types of transactions that involve an actual or threatened change in control of the Company that might involve a premium price for the Company’s capital stock or otherwise be in the best interest of the stockholders. See “Description of Common Stock — Restrictions on Ownership and Transfer of Common Stock.” The issuance of shares of preferred stock or other capital stock by the Board of Directors may also have the effect of delaying, depriving or preventing a change in control of the Company. The Bylaws of the Company contain certain advance notice requirements in the nomination of persons for election to the Board of Directors which could have the effect of discouraging a takeover or other transaction in which holders of some, or a majority, of the Common Stock might receive a premium for their Common Stock over the prevailing market price, or which such holders might believe to be otherwise in their best interests. In addition, in July 1998, the Company’s Board of Directors adopted a stockholder rights plan which is intended to protect the Company’s stockholders in the event of coercive or unfair takeover tactics, or an unsolicited attempt to acquire control of the Company in a transaction the Board of Directors believes is not in the best interests of the stockholders. Under the plan, the Company declared a dividend of rights on its Common Stock. The rights issued under the plan will be triggered, with certain exceptions, if and when any person or group acquires, or commences a tender offer to acquire, 15% or more of the Company’s shares. The rights plan is intended to prevent abusive hostile takeover attempts by requiring a potential acquiror to negotiate the terms of an acquisition with the Board of Directors. However, it could have the effect of deterring or preventing an acquisition of the Company, even if a majority of the Company’s stockholders would be in favor of such acquisition, and could also have the effect of making it more difficult for a person or group to gain control of the Company or to change existing management.

FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of the U.S. federal income tax considerations to the qualification and taxation of the Company as a REIT which may be material to purchasers of the Company’s securities. This summary is based on current law, is for general information only and is not tax advice. The tax treatment of a holder of the Company’s debt or equity securities will vary depending upon the terms of the specific securities acquired by such holder, as well as the holder’s particular situation. This discussion does not attempt to address any aspects of U.S. federal income taxation relating to holders of the Company’s securities. U.S. federal income tax considerations relevant to holders will be addressed in the applicable prospectus supplement for a particular offering of the Company’s debt or equity securities. Prospective investors are urged to review the applicable prospectus supplement in connection with the purchase of any of the Company’s securities, and to consult their own tax advisors regarding the specific tax consequences to them of investing in the Company’s securities and of the Company’s election to be taxed as a REIT.

The Company urges prospective investors to consult their own tax advisors regarding the specific tax consequences to them of the acquisition, ownership, and disposition of the Company’s securities and of the Company’s election to be taxed as a REIT. Specifically, prospective investors should consult their own tax advisors regarding the U.S. federal, state, local, foreign, and other tax consequences of such acquisition, ownership, disposition, and election, and regarding potential changes in applicable tax laws.

General

The Company elected to be taxed as a REIT under the Internal Revenue Code commencing with the taxable year ended December 31, 1996. The Company believes that it has been organized and operated in a manner that permits it to satisfy the requirements for taxation as a REIT under the applicable provisions of the Internal Revenue Code. Qualification and taxation as a REIT depends upon the Company’s ability to meet, through actual annual operating results, distribution levels and diversity of stock ownership, the various qualification tests imposed under the Internal Revenue Code discussed below. Although the Company intends to continue to operate to satisfy such requirements, no assurance can be given that the actual results of its operations for any particular taxable year will satisfy such requirements. See “Federal Income Tax Consequences — Failure to Qualify.”

The provisions of the Internal Revenue Code, U.S. Treasury Regulations promulgated thereunder and other U.S. federal income tax laws relating to qualification and operation as a REIT are highly technical and complex. The following sets forth the material aspects of the laws that govern the U.S. federal income tax treatment of a REIT. This summary is qualified in its entirety by the applicable Internal Revenue Code provisions, rules and U.S. Treasury Regulations thereunder, and administrative and judicial interpretations thereof. Further, the anticipated income tax treatment described in this prospectus may be changed, perhaps retroactively, by legislative, administrative or judicial action at any time.

The law firm of Morrison & Foerster LLP has acted as the Company’s tax counsel in connection with the filing of this prospectus. In the opinion of Morrison & Foerster LLP, the Company has been organized and has operated in conformity with the requirements for qualification and taxation as a REIT under the Internal Revenue Code for each of its taxable years beginning with the taxable year ended December 31, 1996 through its taxable year ended December 31, 2003, and its proposed method of operation will enable it to continue to meet the requirements for qualification and taxation as a REIT. The opinion of Morrison & Foerster LLP is based on various assumptions and representations made by the Company as to factual matters, including representations made by the Company in this prospectus and a factual certificate provided by one of the Company’s officers. Moreover, the

Company’s qualification and taxation as a REIT depends upon the Company’s ability to meet the various qualification tests imposed under the Internal Revenue Code and discussed below, relating to the Company’s actual annual operating results, asset diversification, distribution levels, and diversity of stock ownership, the results of which have not been and will not be reviewed by Morrison & Foerster LLP. Accordingly, neither Morrison & Foerster LLP nor the Company can assure investors that the actual results of the Company’s operations for any particular taxable year will satisfy these requirements. See “Federal Income Tax Considerations — Failure to Qualify.”

In brief, if certain detailed conditions imposed by the REIT provisions of the Internal Revenue Code are satisfied, entities, such as the Company, that invest primarily in real estate and that otherwise would be treated for U.S. federal income tax purposes as corporations, generally are not taxed at the corporate level on their “REIT taxable income” that is distributed currently to stockholders. This treatment substantially eliminates the “double taxation” (i.e., taxation at both the corporate and stockholder levels) that generally results from investing in corporations under current law.

If the Company fails to qualify as a REIT in any year, however, the Company will be subject to U.S. federal income tax as if it were a domestic corporation, and the Company’s stockholders will be taxed in the same manner as stockholders of ordinary corporations. In that event, the Company could be subject to potentially significant tax liabilities, the amount of cash available for distribution to the Company’s stockholders could be reduced and the Company would not be obligated to make any distributions.

Taxation of the Company

In any year in which the Company qualifies as a REIT, in general, the Company will not be subject to U.S. federal income tax on that portion of its net income that it distributes to stockholders. However, the Company will be subject to U.S. federal income tax as follows: First, the Company will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains. However, the Company can elect to “pass through” any of its taxes paid on its undistributed net capital gains income to its stockholders on a pro rata basis. Second, under certain circumstances, the Company may be subject to the “alternative minimum tax” on its items of tax preference. Third, if the Company has (a) net income from the sale or other disposition of “foreclosure property” which is held primarily for sale to customers in the ordinary course of business or (b) other nonqualifying income from foreclosure property, the Company will be subject to tax at the highest corporate rate on such income. Fourth, if the Company has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, generally other than property held for at least four years, foreclosure property, and property involuntarily converted), such income will be subject to a 100% penalty tax. Fifth, if the Company should fail to satisfy the 75% or the 95% tests, as discussed below, and has nonetheless maintained its qualification as a REIT because certain other requirements have been satisfied, the Company will be subject to a 100% penalty tax on the net income attributable to the greater of either (x) the amount by which 75% of its gross income exceeds the amount of its income qualifying under the 75% test for the taxable year or (y) the amount by which 90% of its gross income exceeds the amount of its income qualifying for the 95% income test for the taxable year, multiplied by a fraction intended to reflect the Company’s profitability. Sixth, if the Company should fail to distribute during each calendar year at least the sum of (1) 85% of its ordinary income for such year, (2) 95% of its net capital gain income for such year, and (3) any undistributed taxable income from prior periods, the Company will be subject to a 4% excise tax on the excess of such required distribution over the amounts distributed. Seventh, if the Company generally acquires any asset from a C corporation (i.e., generally a corporation subject to full corporate-level tax) in a transaction in which the basis of the asset in its hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation, and the Company recognizes gain on the disposition of such asset during the 10-year period beginning on the date on which it acquired such asset, then, to the extent of any built-in, unrealized gain at the time of acquisition, such gain generally will be subject to tax at the highest regular corporate rate. Eighth, the Company may be subject to a penalty tax if its dealings with its taxable REIT subsidiary, defined below, are not at arm’s length. Finally, as discussed further below, any earnings the Company derives through its taxable REIT subsidiary will effectively be subject to a corporate-level tax.

Requirements for Qualification

The Internal Revenue Code defines a REIT as a corporation, trust or association (1) which is managed by one or more trustees or directors; (2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest; (3) which would be taxable as a domestic corporation, but for Sections 856 through 860 of the Internal Revenue Code; (4) which is neither a financial institution nor an insurance company subject to certain provisions of the Internal Revenue Code; (5) the beneficial ownership of which is held by 100 or more persons; (6) not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals, as defined in the Internal Revenue Code, at any time during the last half of each taxable year; and (7) which meets certain other tests, described below, regarding the nature of its income and assets. The Internal Revenue Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. If the Company were to fail to satisfy condition (6) during a taxable year, that failure would not result in the Company’s disqualification as a REIT under the Internal Revenue Code for such taxable year as long as (i) the Company satisfied the stockholder demand statement requirements described in the succeeding paragraph and (ii) the Company did not know, or exercising reasonable diligence would not have known, whether the Company had failed condition (6).

The Company believes it has issued sufficient stock with sufficient diversity of ownership to satisfy conditions (5) and (6) above. In order to ensure compliance with the ownership tests described above, the Company also has certain restrictions on the transfer of the Company’s stock to prevent further concentration of stock ownership. Moreover, to evidence compliance with these requirements, the Company must maintain records which disclose the actual ownership of the Company’s outstanding stock. In fulfilling its obligations to maintain records, the Company must and will demand written statements each year from the record holders of designated percentages of the Company’s stock disclosing the actual owners of such stock. A list of those persons failing or refusing to comply with such demand must be maintained as part of the Company’s records. A stockholder failing or refusing to comply with the Company’s written demand must submit with his U.S. federal income tax returns a similar statement disclosing the actual ownership of the Company’s stock and certain other information. In addition, the Company’s Charter restricts the transfer of shares in order to assist the Company to continue to satisfy the share ownership requirements. See “Description of Common Stock — Restrictions on Ownership and Transfer of Common Stock.”

Although the Company intends to satisfy the stockholder demand statement requirements described in the preceding paragraph, the Company’s failure to satisfy those requirements will not result in disqualification as a REIT under the Internal Revenue Code but may result in the imposition of Internal Revenue Service penalties against the Company.

The Company currently has several direct corporate subsidiaries and may have additional corporate subsidiaries in the future. Certain of the Company’s corporate subsidiaries will be treated as “qualified REIT subsidiaries” under the Internal Revenue Code. A corporation will qualify as a qualified REIT subsidiary if the Company owns 100% of its outstanding stock and the Company and the subsidiary do not jointly elect to treat it as a “taxable REIT subsidiary” as described below. A corporation that is a qualified REIT subsidiary is not treated as a separate corporation, and all assets, liabilities and items of income, deduction and credit of a qualified REIT subsidiary are treated as assets, liabilities and items of income, deduction and credit (as the case may be) of the parent REIT for all purposes under the Internal Revenue Code (including all REIT qualification tests). Thus, in applying the requirements described in this prospectus the subsidiaries in which the Company owns a 100% interest (other than taxable REIT subsidiaries) will be ignored, and all assets, liabilities and items of income, deduction and credit of such subsidiaries will be treated as the Company’s assets, liabilities and items of income, deduction and credit. A qualified REIT subsidiary is not subject to federal income tax and the Company’s ownership of the stock of such a subsidiary will not violate the REIT asset tests, described below under “Federal Income Tax Considerations — Asset Tests.”

In the case of a REIT that is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share, based on its pro rata share of capital interest in the partnership, of the assets of the partnership and will be deemed to be entitled to the gross income of the partnership attributable to such share. In addition, the character of the assets and gross income of a partnership shall retain the same character in the hands of the REIT for purposes of Section 856 of the Internal Revenue Code, including satisfying the gross income tests and the asset tests, described below. Thus, the Company’s proportionate share of the assets, liabilities and items of income of the Operating Partnership will be treated as the Company’s assets, liabilities and items of income for purposes of applying the requirements described below. See “Federal Income Tax Considerations — Investments in Partnerships.”

Asset Tests

At the close of each quarter of the Company’s taxable year, the Company generally must satisfy three tests relating to the nature of the Company’s assets. First, at least 75% of the value of the Company’s total assets must be represented by interests in real property, interests in mortgages on real property, shares in other REITs, cash, cash items and government securities (as well as certain temporary investments in stock or debt instruments purchased with the proceeds of new capital raised by us). Second, although the remaining 25% of assets generally may be invested without restriction, securities in this class generally may not exceed either (1) 5% of the value of the Company’s gross assets as to any one nongovernment issuer, (2) 10% of the outstanding voting securities of any one issuer, or (3) 10% of the value of the outstanding securities of any one issuer. Third, not more than 20% of the total value of the Company’s assets can be represented by securities of one or more “taxable REIT subsidiaries” (described below). Securities for purposes of the above 5% and 10% asset tests may include debt securities, including debt issued by a partnership. However, debt of an issuer will not count as a security for purposes of the 10% value test if the security is “straight debt,” as specially defined for this purpose, and certain other requirements are satisfied.

The Company and a corporation in which the Company owns stock may make a joint election for such subsidiary to be treated as a “taxable REIT subsidiary.” The securities of a taxable REIT subsidiary are not subject to the 5% asset test and the 10% vote and value tests described above. Instead, as discussed above, a separate asset test applies to taxable REIT subsidiaries. The rules regarding taxable REIT subsidiaries contain provisions generally intended to insure that transactions between a REIT and its taxable REIT subsidiary occur “at arm’s length” and on commercially reasonable terms. These requirements include a provision that prevents a taxable REIT subsidiary from deducting interest on direct or indirect indebtedness to its parent REIT if, under a specified series of tests, the taxable REIT subsidiary is considered to have an excessive interest expense level or debt-to-equity ratio. A taxable REIT subsidiary is subject to a corporate level tax on its net taxable income, as a result of which the Company’s earnings derived through a taxable REIT subsidiary are effectively subject to a corporate level tax notwithstanding the Company’s status as a REIT. In addition, in some cases, a 100% penalty tax is imposed on the REIT if its rental, service or other agreements with its taxable REIT subsidiary are determined not to be on arm’s length terms.

The Company has made an election to treat its corporate subsidiary Glenborough Development Inc. as a taxable REIT subsidiary, effective January 1, 2001. The Company believes that the value of Glenborough Development Inc. securities the Company holds does not and will not represent more than 20% of the Company’s total assets, and that all transactions between the Company and Glenborough Development Inc. are conducted on arm’s length terms. In addition, the Company believes that the amount of its assets that are not qualifying assets for purposes of the 75% asset test will continue to represent less than 25% of its total assets and will satisfy the 5% and both 10% asset tests.

Gross Income Tests

The Company must satisfy two separate percentage tests relating to the sources of its gross income for each taxable year. For purposes of these tests, where the Company invests in a partnership, the Company will be treated as receiving its pro rata share based on its capital interest in the partnership of the gross income and loss of the partnership, and the gross income of the partnership will retain the same character in the Company’s hands as it has in the hands of the partnership. See “Federal Income Tax Considerations — Investments in Partnerships.”

The 75% Test

At least 75% of the Company’s gross income for a taxable year must be “qualifying income.” Qualifying income generally includes (1) rents from real property (except as modified below); (2) interest on obligations collateralized by mortgages on, or interests in, real property; (3) gains from the sale or other disposition of interests in real property and real estate mortgages, other than gain from property held primarily for sale to customers in the ordinary course of its trade or business (“dealer property”); (4) dividends or other distributions on shares in other REITs, as well as gain from the sale of such shares; (5) abatements and refunds of real property taxes; (6) income from the operation, and gain from the sale, of property acquired at or in lieu of a foreclosure of the mortgage collateralized by such property (“foreclosure property”); (7) commitment fees received for agreeing to make loans collateralized by mortgages on real property or to purchase or lease real property; and (8) income from temporary investments in stock or debt instruments purchased with the proceeds of new capital raised by the Company.

Rents received from a tenant will not, however, qualify as rents from real property in satisfying the 75% test (or the 95% test described below) if the Company, or an owner of 10% or more of its equity securities, directly or constructively owns (i) in the case of any tenant which is a corporation, stock possessing 10% or more of the total combined voting power of all classes of stock entitled to vote, or 10% or more of the total value of shares of all classes of stock of such tenant; or (ii) in the case of any tenant which is not a corporation, an interest of 10% or more in the assets or net profits of such tenant (a “related party tenant”), unless the related party tenant is a taxable REIT subsidiary and certain other requirements are satisfied. In addition, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as rents from real property. Moreover, an amount received or accrued generally will not qualify as rents from real property (or as interest income) for purposes of the 75% test and 95% test (described below) if it is based in whole or in part on the income or profits of any person. Rent or interest will not be disqualified, however, solely by reason of being based on a fixed percentage or percentages of receipts or sales. Finally, for rents received to qualify as rents from real property, the Company generally must not operate or manage the property or furnish or render certain services to tenants, other than through an “independent contractor” who is adequately compensated and from whom the Company derives no revenue or through a taxable REIT subsidiary. The “independent contractor” or taxable REIT subsidiary requirement, however, does not apply to the extent that the services provided by the Company are

“usually or customarily rendered” in connection with the rental of space for occupancy only, and are not otherwise considered “rendered to the occupant.” For both the related party tenant rules and determining whether an entity qualifies as an independent contractor of a REIT, certain attribution rules of the Internal Revenue Code apply, pursuant to which ownership interests in certain entities held by one entity are deemed held by certain other related entities.

In general, if a REIT provides impermissible services to its tenants, all of the rent from that property will be disqualified from satisfying the 75% test and 95% test (described below). However, rents will not be disqualified if a REIT provides de minimis impermissible services. For this purpose, services provided to tenants of a property are considered de minimis where income derived from the services rendered equals 1% or less of all income derived from the property (as determined on a property-by-property basis). For purposes of the 1% threshold, the amount treated as received for any service shall not be less than 150% of the direct cost incurred by the REIT in furnishing or rendering the service.

The Company does not receive any rent that is based on the income or profits of any person. In addition, the Company does not own, directly or indirectly, 10% or more of any tenant (other than, perhaps, a tenant that is a taxable REIT subsidiary where other requirements are satisfied). Furthermore, the Company believes that any personal property rented in connection with its office properties is well within the 15% limit. Finally, the Company does not believe that it provides services, other than within the 1% de minimis exception described above, to its tenants that are not customarily furnished or rendered in connection with the rental of property, other than through an independent contractor or a taxable REIT subsidiary.

The 95% Test

In addition to deriving 75% of the Company’s gross income from the sources listed above, at least 95% of the Company’s gross income for a taxable year must be derived from the above-described qualifying income, or from dividends, interest or gains from the sale or disposition of stock or other securities that are not dealer property. Dividends from a corporation (including a taxable REIT subsidiary) and interest on any obligation not collateralized by an interest on real property are included for purposes of the 95% test, but not (except with respect to dividends from a REIT) for purposes of the 75% test. For purposes of determining whether the Company complies with the 75% and 95% tests, gross income does not include income from “prohibited transactions” (discussed below).

From time to time, the Company may enter into hedging transactions with respect to one or more of the Company’s assets or liabilities. The Company’s hedging activities may include entering into interest rate swaps, caps and floors, or options to purchase such items, and futures and forward contracts. To the extent the Company enters into an interest rate swap or cap contract, option, futures contract, forward rate agreement or any similar financial instrument to hedge its indebtedness incurred to acquire or carry “real estate assets,” any periodic income or gain from the disposition of such contract should be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. To the extent that the Company hedges with other types of financial instruments, or in other situations, it is not entirely clear how the income from those transactions will be treated for purposes of the gross income tests. The Company intends to structure any hedging transactions in a manner that does not jeopardize its status as a REIT.

The Company’s investment in office properties generally gives rise to rental income that is qualifying income for purposes of the 75% and 95% gross income tests. Gains on sales of office properties, other than from prohibited transactions, as described below, or of its interest in a partnership generally will be qualifying income for purposes of the 75% and 95% gross income tests. The Company anticipates that income on its other investments will not result in it failing the 75% or 95% gross income test for any year.

Even if the Company fails to satisfy one or both of the 75% or 95% tests for any taxable year, it may still qualify as a REIT for such year if it is entitled to relief under certain provisions of the Internal Revenue Code. These relief provisions will generally be available if: (1) the Company’s failure to comply was due to reasonable cause and not to willful neglect; (2) the Company reports the nature and amount of each item of its income included in the 75% and 95% tests on a schedule attached to its federal income tax return; and (3) any incorrect information on this schedule is not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances the Company would be entitled to the benefit of these relief provisions. Even if these relief provisions apply, the Company will still be subject to a special tax upon the greater of either (1) the amount by which 75% of its gross income exceeds the amount of its income qualifying under the 75% test for the taxable year or (2) the amount by which 90% of its gross income exceeds the amount of its income qualifying for the 95% income test for the taxable year, multiplied by a fraction intended to reflect its profitability.

The Company does not intend to rent to any related party, except, perhaps, to a taxable REIT subsidiary, to base any rent on the income or profits of any person (other than rents that are based on a fixed percentage or percentages of receipts or sales), or to charge rents that would otherwise not qualify as rents from real property.

Annual Distribution Requirements

To qualify as a REIT, the Company is required to distribute dividends (other than capital gain dividends) to its stockholders each year in an amount equal to at least (A) the sum of (i) 90% of its REIT taxable income (computed without regard to the dividends paid deduction and its net capital gain) and (ii) 90% of the net income (after tax), if any, from foreclosure property, minus (B) the sum of certain items of non-cash income over 5% of its REIT taxable income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its tax return for such year and if paid on or before the first regular dividend payment after such declaration, provided such payment is made during the 12-month period following the close of such taxable year. These distributions are taxable to stockholders in the year in which paid, even though the distributions relate to the Company’s prior taxable year for purposes of the 90% distribution requirement. To the extent that the Company does not distribute all of its net capital gain or distribute at least 90%, but less than 100%, of its REIT taxable income, as adjusted, the Company will be subject to tax on the undistributed amount at regular corporate tax rates, as the case may be. (However, the Company can elect to “pass through” any of its taxes paid on its undistributed net capital gain income to its stockholders on a pro rata basis.) Furthermore, if the Company should fail to distribute during each calendar year at least the sum of (1) 85% of its ordinary income for such year, (2) 95% of its net capital gain income for such year, and (3) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of such required distribution over the sum of the amounts actually distributed and the amount of any net capital gains the Company elects to retain and pay tax on. For these and other purposes, dividends declared by the Company in October, November or December of one taxable year and payable to a stockholder of record on a specific date in any such month shall be treated as both paid by the Company and received by the stockholder during such taxable year, provided that the dividend is actually paid by the Company by January 31 of the following taxable year.

The Company believes that it has made timely distributions sufficient to satisfy the annual distribution requirements. It is possible that in the future it may not have sufficient cash or other liquid assets to meet the distribution requirements, due to timing differences between the actual receipt of income and actual payment of expenses on the one hand, and the inclusion of such income and deduction of such expenses in computing its REIT taxable income on the other hand. Further, as described below, it is possible that, from time to time, the Company may be allocated a share of net capital gain attributable to the sale of depreciated property that exceeds its allocable share of cash attributable to that sale. To avoid any problem with the distribution requirements, the Company will closely monitor the relationship between its REIT taxable income and cash flow and, if necessary, will borrow funds or issue preferred or common stock to satisfy the distribution requirement. The Company may be required to borrow funds at times when market conditions are not favorable.

If the Company fails to meet the distribution requirements as a result of an adjustment to its tax return by the Internal Revenue Service, the Company may retroactively cure the failure by paying a “deficiency dividend” (plus applicable penalties and interest) within a specified period.

Prohibited Transaction Rules

A REIT will incur a 100% penalty tax on the net income derived from a sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business (a “prohibited transaction”). Under a safe harbor provision in the Internal Revenue Code, however, income from certain sales of real property held by the REIT for at least four years at the time of the disposition will not be treated as income from a prohibited transaction. The Company believes that none of its assets is held for sale to customers and that a sale of any of its assets would not be in the ordinary course of its business. Whether a REIT holds an asset “primarily for sale to customers in the ordinary course of a trade or business” depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. Although the Company will attempt to ensure that none of its sales of property will constitute a prohibited transaction, the Company cannot assure investors that none of such sales will be so treated.

Failure to Qualify

If the Company fails to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to stockholders in any year in which the Company fails to qualify will not be deductible by the Company, nor will they be required to be made. In such event, to the extent of the Company’s current and accumulated earnings and profits, all distributions to stockholders will be taxable as ordinary income, and, subject to certain limitations in the Internal Revenue Code, corporate distributees may be eligible for the dividends-received deduction and individual distributees may be eligible for reduced rates of taxation on their distributions under recent changes in U.S. federal income tax law. Unless entitled to relief under specific statutory provisions, the Company will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether the Company would be entitled to such statutory relief.

Investments in Partnerships

The following discussion summarizes certain U.S. federal income tax considerations applicable solely to the Company’s investment in entities treated as partnerships for U.S. federal income tax purposes such as the Operating Partnership. The discussion does not cover state or local tax laws or any U.S. federal tax laws other than income tax laws.

General

The Company holds a direct ownership interest in the Operating Partnership. In general, partnerships are “pass-through” entities which are not subject to U.S. federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax thereon, without regard to whether the partners receive a distribution from the partnership. The Company includes its proportionate share based on its pro rata share of capital interest in the partnership of the foregoing partnership items for purposes of the various REIT income tests and in the computation of its REIT taxable income. See “Federal Income Tax Considerations — Taxation of the Company” and “Federal Income Tax Considerations — Gross Income Tests.” Any resultant increase in the Company’s REIT taxable income increases its distribution requirements, but is not subject to U.S. federal income tax in the Company’s hands provided that such income is distributed to its stockholders. See “Federal Income Tax Considerations — Annual Distribution Requirements.” Moreover, for purposes of the REIT asset tests, the Company includes its proportionate share based on its pro rata share of capital interest in the partnership of assets held by the partnerships. See “Federal Income Tax Considerations — Asset Tests.”

Tax Allocations with Respect to the Properties

Pursuant to Section 704(c) of the Internal Revenue Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership (such as some of the Company’s properties), must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of contributed property at the time of contribution, and the adjusted tax basis of such property at the time of contribution (a “book-tax difference”). Such allocations are solely for U.S. federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The Operating Partnership has property subject to book-tax differences. Consequently, the partnership agreement of the Operating Partnership requires such allocations to be made in a manner consistent with Section 704(c) of the Internal Revenue Code.

In general, the partners who contributed appreciated assets to the Operating Partnership will be allocated lower amounts of depreciation deductions for tax purposes and increased taxable income and gain on sale by the Operating Partnership of the contributed assets (including some of the Company’s properties). This will tend to eliminate the book-tax difference over time. However, the special allocation rules under Section 704(c) of the Internal Revenue Code do not always entirely rectify the book-tax difference on an annual basis or with respect to a specific taxable transaction, such as a sale. Thus, the carryover basis of the contributed assets in the hands of the Operating Partnership may cause the Company to be allocated lower depreciation and other deductions, and possibly greater amounts of taxable income in the event of a sale of such contributed assets, in excess of the economic or book income allocated to the Company as a result of such sale. This may cause the Company to recognize taxable income in excess of cash proceeds, which might adversely affect its ability to comply with the REIT distribution requirements. See “Federal Income Tax Considerations — Annual Distribution Requirements.” In addition, the application of Section 704(c) of the Internal Revenue Code is not entirely clear and may be affected by authority that may be promulgated in the future.

Sale of the Properties

Generally, any gain realized by the Operating Partnership on the sale of property will be Section 1231 capital gain, which, subject to netting rules, may ultimately constitute a capital gain, except for any portion of such gain that is treated as certain depreciation or cost recovery recapture. The Company’s share of any gain realized by the Operating Partnership on the sale of any property it holds primarily for sale to customers in the ordinary course of a trade or business generally will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. See “Federal Income Tax Considerations — Prohibited Transaction Rules.”

Possible Legislative or Other Actions Affecting Tax Considerations

Prospective investors should recognize that the present U.S. federal income tax treatment of an investment in the Company may be modified by legislative, judicial or administrative action at any time, and that any such action may affect investments and commitments previously made. The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the U.S. Treasury Department, resulting in revisions of regulations and revised interpretations of established concepts as well as statutory changes. Revisions in U.S. federal tax laws and interpretations thereof could adversely affect the tax consequences of an investment in the Company.

State and Local Taxes

The Company and its investors may be subject to state or local taxation in various jurisdictions, including those in which the Company or its investors transact business or reside. The state and local tax treatment of the Company and its investors may not conform to the U.S. federal income tax consequences discussed above. Consequently, prospective investors should consult their own tax advisers regarding the effect of state and local tax laws on an investment in the Company’s securities.

PLAN OF DISTRIBUTION

The Company may sell the Offered Securities to one or more underwriters for public offering and sale by them or may sell the Offered Securities to investors directly or through agents, which agents may be affiliated with the Company. Any such underwriter or agent involved in the offer and sale of the Offered Securities will be named in the applicable prospectus supplement. Direct sales to investors may be accomplished through subscription offerings or concurrent rights offerings to the Company’s stockholders and direct placements to third parties.

Sales of Offered Securities offered pursuant to any applicable prospectus supplement may be effected from time to time in one or more transactions on the New York Stock Exchange or in negotiated transactions or any combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at other negotiated prices.

Underwriters may offer and sell Offered Securities at a fixed price or prices which may be changed, at prices related to the prevailing market prices at the time of sale, or at negotiated prices. The Company also may offer and sell the Offered Securities in exchange for one or more of then outstanding issues of debt or convertible debt securities. The Company also may, from time to time, authorize underwriters acting as their agents to offer and sell the Offered Securities upon the terms and conditions as set forth in the applicable prospectus supplement. In connection with the sale of Offered Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Offered Securities for whom they may act as agent. Underwriters may sell Offered Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents.

Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Offered Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement. Underwriters, dealers and agents participating in the distribution of the Offered Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Offered Securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act. Any such indemnification agreements will be described in the applicable prospectus supplement.

Unless otherwise specified in the related prospectus supplement, each series of Offered Securities will be a new issue with no established trading market, other than the Company’s Common Stock and Series A Preferred Stock which are listed on the New York Stock Exchange. Any shares of Common Stock sold pursuant to a prospectus supplement will be listed on such exchange, subject to official notice of issuance. The Company may elect to list any series of Offered Securities on any exchange, but is not obligated to do so. It is possible that one or more underwriters may make a market in a series of Offered Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, no assurance can be given as to the liquidity of the trading market for the Offered Securities.

If so indicated in the applicable prospectus supplement, the Company may authorize dealers acting as the Company’s agents to solicit offers by certain institutions to purchase Offered Securities from the Company at the public offering price set forth in such prospectus supplement pursuant to Delayed Delivery Contracts (“Contracts”) providing for payment and delivery on the date or dates stated in such prospectus supplement. Each Contract will be for an amount not less than, and the aggregate principal amount of Offered Securities sold pursuant to Contracts shall be not less nor more than, the respective amounts stated in the applicable prospectus supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but will in all cases be subject to the approval of the Company. Contracts will not be subject to any conditions except (i) the purchase by an institution of the Offered Securities covered by its Contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the U.S. to which such institution is subject, and (ii) if the Offered Securities are being sold to underwriters, the Company shall have sold to such underwriters the total principal amount of the Offered Securities less the principal amount thereof covered by Contracts.

Certain of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for, the Company and its subsidiaries in the ordinary course of business.

In order to facilitate an offering of Offered Securities, certain persons participating in the offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the Offered Securities during and after the offering. Specifically, the underwriters may over-allot or otherwise create a short position in the Offered Securities for their own account by selling more Offered Securities than have been sold to them by the Company. The underwriters may elect to cover any such short position by purchasing Offered Securities in the open market or by exercising any over-allotment option granted to the underwriters. In addition, such persons may stabilize or maintain the price of the Offered Securities by bidding for or purchasing Offered Securities in the open market and may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if Offered Securities previously distributed in the offering are repurchased in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the Offered Securities at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the Offered Securities to the extent that it discourages resales thereof. No representation is made as to the magnitude or effect of any such stabilization or other transactions. Such transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

EXPERTS

The consolidated financial statements and related consolidated financial statement schedules of Glenborough Realty Trust Incorporated and subsidiaries as of December 31, 2003 and 2002, and for each of the years in the three-year period ended December 31, 2003 included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2003 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent accountants, and upon the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of the Offered Securities will be passed upon for the Company by Morrison & Foerster LLP, Palo Alto, California. In addition, the description of the Company’s qualifications and taxation as a REIT under the Internal Revenue Code contained in the Prospectus under the caption “Federal Income Tax Consequences” is based upon the opinion of Morrison & Foerster LLP. Certain matters will be passed upon for any underwriters, agents or dealers by Clifford Chance US LLP, New York, New York.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement or the accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of its respective date.

Prospectus Supplement

Prospectus

3,400,000 Shares

Glenborough Realty Trust Incorporated

Common Stock

Goldman, Sachs & Co.